SANDSTORM
GOLD ROYALTIES

# 2019
# Annual Report

For The Year Ended December 31, 2019



THE **GOLD STANDARD** IN ROYALTY INVESTMENTS

## CORPORATE & SHAREHOLDER INFORMATION

**Stock Exchange Listings**

Toronto Stock Exchange
TSX: SSL

New York Stock Exchange
NYSE.AMERICAN: SAND

**Transfer Agent**

Computershare Investor Services
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

**T** 604 661 9400

**Corporate Secretary**

Christine Gregory

**Auditors**

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
Suite 1400, 250 Howe Street
Vancouver, British Columbia
V6C 3S7

**T** 604 806 7000
**F** 604 806 7806

**Board of Directors**

Andrew T. Swarthout
David Awram
David E. De Witt
John P. A. Budreski
Mary L. Little
Nolan Watson
Vera Kobalia

**Corporate Offices**

Vancouver Head Office
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

**T** 604 689 0234
**F** 604 689 7317

info@sandstormgold.com
www.sandstormgold.com

Toronto Office
Suite 1110, 8 King Street
Toronto, Ontario
M5C 1B5

**T** 416 238 1152

**SECTION 01**

| **Corporate Profile** | **04** |
|---|---|
| Timeline: A Decade of Deals | 04 |
| A Message to Our Shareholders | 08 |
| Global Assets Map | 13 |
| Management Team | 16 |
| Board of Directors | 17 |

**SECTION 02**

| **Management's Discussion & Analysis** | **19** |
|---|---|
| Company Highlights | 20 |
| Overview and Outlook | 22 |
| Key Producing Assets | 23 |
| Other Producing Assets | 28 |
| Development Assets | 30 |
| Summary of Annual Results | 35 |
| Summary of Quarterly Results | 38 |
| Quarterly Commentary | 41 |

**SECTION 03**

| **Consolidated Financial Statements** | **69** |
|---|---|
| Financial Position | 70 |
| Income (Loss) | 71 |
| Comprehensive Income (Loss) | 72 |
| Cash Flows | 73 |
| Changes in Equity | 74 |
| Notes to the Consolidated Financial Statements | 75 |

In 2008, Nolan Watson and David Awram co-founded Sandstorm Resources. It was the beginning of a growth story that would exceed a billion-dollar market cap in less than ten years. As Sandstorm heads into a new chapter of growth, we're looking back at some of the significant milestones over the last decade of deals.



## 2009

| | |
|---|---|
| ROYALTIES | 3 |
| PRODUCTION* | 0 |

### First Stream and Royalty Deals

In spring 2009, Sandstorm announced its first gold streaming deals on the Aurizona and Santa Elena projects. Both projects continue to be integral to Sandstorm's production through 2020 and beyond.

## 2010

| | |
|---|---|
| ROYALTIES | 5 |
| PRODUCTION* | 2,322 |

### First Year of Gold Production

By the end of 2010, Sandstorm had royalties on three producing assets and marked its first year of cash flow from operations.

## 2011

| | |
|---|---|
| ROYALTIES | 7 |
| PRODUCTION* | 18,516 |

### Record Cash Flow and Production

In 2011, Sandstorm's gold equivalent ounces grew exponentially, initiating a trend of record production growth for each subsequent year.

## 2012

| | |
|---|---|
| ROYALTIES | 12 |
| PRODUCTION* | 33,514 |

### New US$50 Million Credit Facility

In early 2012, Sandstorm announced a new credit facility of US$50 Million. The increase in available capital allowed the company to act quickly on new investment opportunities.

### Listed on NYSE American

In the summer of 2012, Sandstorm Gold Ltd. began trading in the US on the NYSE American under the ticker symbol SAND. The company was also listed on the TSX as SSL, an up-listing from the TSX Venture.



*2012 — Sandstorm ringing The Opening Bell at the New York Stock Exchange*

## 2013

ROYALTIES ———————— 33
PRODUCTION* ——————— 36,146

### Premier Royalty Acquisition

The acquisition of Premier Royalty Inc. added 22 gold royalties to Sandstorm's portfolio. This provided significant growth to Sandstorm's production profile and further diversification of the portfolio. ◼

## 2014

ROYALTIES ———————— 45
PRODUCTION* ——————— 44,821

### First Syndicated Gold Stream

The Karma project gold stream marked Sandstorm's first syndicated stream financing. The partnership with Franco-Nevada provided US$100 Million in initial funding to the project operator. The Karma project continues to be a significant producing asset in Sandstorm's portfolio.

### Credit Facility Increase to US$100 Million

An increase in Sandstorm's credit facility provided additional capital available for acquisitions. ◼

## 2015

ROYALTIES ———————— 75
PRODUCTION* ——————— 45,146

### Santa Elena Operator Acquired by First Majestic Silver

With the acquisition of Silvercrest by First Majestic Silver, the trend of Sandstorm's junior partners being acquired by larger, better capitalized companies began, decreasing the company's counterparty risk.

### Cerro Moro and Chapada Streams

Sandstorm entered into a multi-stream deal with Yamana Gold Inc. in 2015, which included production streams on the Cerro Moro project and Chapada mine as well as a royalty / early deposit gold stream on the Agua Rica project. The deal brought immediate cash flow to Sandstorm while ensuring further asset diversification and an improved counterparty profile. ◼

---

\*    *Attributable Gold Equivalent Ounces Sold*
     *Refer to section on non-IFRS and other measures of the MD&A.*



*Site visit at Hod Maden*

## 2016

ROYALTIES ———————— 135
PRODUCTION* ———————— 49,731

### Royalty Package Purchased from Teck Resources

The package added 56 new royalties to Sandstorm's portfolio, including four producing assets and nine in development. In addition to the immediate cash flow, the package brought long-term optionality through several exploration-stage properties.

### Endeavour Mining Acquired Karma Mine Operator

In the theme of strengthening Sandstorm's counterparty profile, Karma's operator, True Gold, attracted the likes of Endeavour Mining. Endeavour saw the mine through its initial gold pour and into commercial production in 2016. ■

## 2017

ROYALTIES ———————— 174
PRODUCTION* ———————— 54,633

### Largest Acquisition to Date

The acquisition of Mariana Resources included a 30% Net Profits Interest on the Hod Maden project. Sandstorm had previously acquired a 2.0% NSR royalty on the project in the Teck Resources royalty package. The high-grade asset is estimated to double Sandstorm's production guidance within 3 years.

### Credit Facility Increase to US$150 Million

A further increase in available capital.

### Houndé Gold Mine Royalty Acquisition

Sandstorm announced the purchase of an existing 2.0% NSR royalty on the producing Houndé gold mine. This solidified Sandstorm's acquisition strategy of focusing on near-term cash-flowing assets. ■

## 2018

ROYALTIES ———————— 187
PRODUCTION* ———————— 57,646

### Hod Maden PFS Released

The Hod Maden Pre-Feasibility Study outlined a high-grade underground mine producing an average of 266k AuEq oz annually at a cost of US$374/oz over an initial 11-year mine life. The PFS confirmed that Hod Maden stands to be one of the world's lowest-cost gold mines when it reaches production.

### Credit Facility Increase to US$225 Million

An increase in Sandstorm's credit facility provided additional capital available for acquisitions. ■



## 2019

ROYALTIES ———— 190
PRODUCTION* ———— 63,829

In addition to the highlighted deals listed, Sandstorm has acquired dozens of royalties over the last ten years and now holds a portfolio of nearly 200 royalty assets.

### Fruta del Norte Royalty Acquisition and First Gold Pour

The purchase of a 0.9% NSR royalty on Lundin Gold's Fruta del Norte project added another near-term cash flowing asset to Sandstorm's portfolio from a quality operator. First gold pour was announced in Q4 of 2019.

### Chapada Mine Sold to Lundin Mining

The Chapada mine aligned with Lundin Mining's strategic goals of acquiring high-quality, long-life mines with expandable production at an attractive cost. The deal strengthened both Lundin Mining and Yamana Gold's relative positions as operators.

### Largest Stream Begins Production

In spring 2019, Sandstorm received its first silver delivery from Cerro Moro under the Yamana silver stream agreement. This represents the largest producing precious metals stream in Sandstorm's portfolio.

### Accordion Feature Added to Credit Facility for Increase up to US$300 Million

The amended credit facility allows Sandstorm to borrow up to US$225 million with an additional uncommitted accordion of up to US$75 million, for a total facility of up to US$300 million.



*Nolan Watson*
*President and CEO*

A MESSAGE TO OUR SHAREHOLDERS

**Sandstorm announced its first gold streaming deal in March 2009. Ten years is a momentous milestone for any company and for Sandstorm it has been a decade of significant growth. As we reflect on the past decade of deals, it's worth taking a moment to recall what the world was like back then.**

Economically, the world was in turmoil. In the wake of the subprime mortgage crisis, the Dow Jones hit a market low in March 2009, having lost over 54% of its value since October 2007. Governments around the world were pumping trillions of dollars into the financial system in an attempt to avoid another Great Depression. Not by coincidence, the price of gold was beginning its ascension toward an all-time high, as market fears pushed investors into proven safe havens. On this backdrop, Sandstorm forayed into the gold royalty business. Over the last ten years, Sandstorm has grown its portfolio from nothing to over 190 royalties. Each year we have continued to diversify our assets by

jurisdiction and improve the strength of our counterparties. The quality of our team and their execution of our strategic vision has resulted in record gold equivalent ounces sold year after year. And we are proud to say that this year was no different.

In 2019, Sandstorm sold 63,829 attributable gold equivalent ounces and realized $89.4 million in revenue. Production came from 23 producing assets, including three assets that came online during the year. We added nine new royalties to the portfolio for a total of 190 by the end of 2019.

TOTAL NUMBER OF ROYALTY ASSETS



**2009**
3

**2010**
5

**2011**
7

**2012**
12

**2013**
33

**2014**
45

**2015**
75

**2016**
135

**2017**
174

**2018**
187

**2019**
190

*"The quality of our team and their execution of our strategic vision has resulted in record gold equivalent ounces sold year after year."*

GOLD EQUIVALENT OUNCES SOLD



| 2,322 | 18,516 | 33,514 | 36,146 | 44,821 |
| 2009 | 2010 | 2011 | 2012 | 2013 | 2014 |

| 45,146 | 49,731 | 54,633 | 57,646 | 63,829 |
| 2015 | 2016 | 2017 | 2018 | 2019 |



**ABOVE**

*Aerial view of the Fruta del Norte mine site.*

**RIGHT**

*Ore from Fruta del Norte traveling by conveyer to the primary SAG mill.*

In last year's annual report I discussed a shift in our strategy to acquire assets that are or will be cash-flowing within 12–24 months. We continued to execute on this plan throughout 2019, kicking off the year with the purchase of a 0.9% NSR royalty on precious metals produced at Lundin Gold's Fruta del Norte mine. Fruta del Norte is one of the most significant gold discoveries of the past 20 years and is expected to produce an average of 310,000 ounces of gold annually for an initial 15-year mine life. In November, Lundin Gold announced the production of first gold at the mine and Sandstorm began receiving royalty revenue. Commercial production is expected to be reached in the second quarter of 2020.

In addition to imminent cash flow, this royalty represents significant optionality for Sandstorm. It covers more than 644 square kilometres at Fruta del Norte, including all 30 mining concessions held by Lundin Gold. Exploration potential at the project remains excellent, with multiple early and advanced exploration targets already identified.

Another significant acquisition in 2019 was a stream and royalty on Americas Gold and Silver's Relief Canyon project in Nevada. Included was a precious metal stream with fixed deliveries, a variable NSR royalty, a convertible debenture, and an equity financing. This bespoke financing package is a good example of the creative ways Sandstorm approaches the royalty business. We were able to provide the capital required to move Relief Canyon into production, with as little burden on the operator as possible. The market reacted favourably to the announcement, and both Americas Gold and Silver and Sandstorm shareholders have benefited. First gold pour is expected in the first quarter of 2020 and delivery to Sandstorm is expected to begin this April.









**LEFT**

*Construction of crusher at the Aurizona mine.*

**RIGHT**

*Completed crushing facility allows Aurizona to process various mill feed at 8,000 tpd.*

In addition to these new acquisitions, Sandstorm's portfolio experienced significant growth from other notable projects this year. In early April, Sandstorm received its first silver delivery from Cerro Moro under the Yamana silver stream agreement. Cerro Moro was added to Sandstorm's portfolio in 2015 as part of a deal with Yamana Gold and represents the largest producing stream in Sandstorm's history. Earlier in 2019, Yamana announced a $15 million exploration budget at the Cerro Moro mine; a 33% increase over the 2018 budget. Production from Cerro Moro is a welcomed addition to Sandstorm's revenue, and we are encouraged by Yamana's exploration commitment and what that will mean for the project in the future.

Commercial production at the Aurizona project was another significant milestone. Aurizona is a past-producing mine that recently underwent upgrades to its processing facilities. These upgrades allow the mill to accommodate all ore-types, which was essential to expanding the life of the mine. Aurizona was one of Sandstorm's first deals in 2009, and a decade later the project has new life and our royalty is cash flowing again. Sandstorm's 3%–5% NSR royalty varies based on the price of gold and we anticipate seeing royalty revenue of more than $5 million per year from Aurizona given the stronger gold market. With significant exploration upside on the property we anticipate Aurizona to consistently replace its depleted reserves. These are the

LEFT

*Sandstorm economic geologist examining a core sample from the Chapada project.*

RIGHT

*Tom Bruington (EVP) in front of the Chapada SAG mill during a site tour.*





types of projects we continually strive to add to our portfolio; projects that start with a modest mine life and end up producing for substantially longer.

Another notable event during 2019 was Lundin Mining's acquisition of the Chapada copper mine in Brazil. Sandstorm has a copper stream agreement on the producing mine with the right to purchase 4.2% of the copper produced at Chapada up to 3.9 million pounds annually.†

Lundin Mining has assumed several performance improvements at the Chapada processing plant, one of which is expected to increase copper and gold recoveries. Furthermore, Lundin Mining is assessing plant expansion opportunities to increase the processing rate and the relocation of plant infrastructure to allow for further deposit development. This focus on upside and mine life expansion should serve Sandstorm well in the future.

Over the years, Sandstorm has been purposeful in crafting a portfolio that includes significant optionality. This year we saw renewed interest in the Agua Rica project in Argentina. In March, an integration agreement was signed between Glencore, Newmont, and Yamana Gold that would see the project developed and operated using existing infrastructure and facilities of the nearby Alumbrera Mine. This announcement was followed by a positive Pre-Feasibility Study that outlined an NPV of $1.9 billion and an after-tax IRR of 19.7%. This is a move in the right direction for the project and we're looking forward to the results of the full Feasibility Study, expected to be completed in 2020.

Agua Rica represents considerable value for Sandstorm shareholders. Sandstorm has the option to convert its 0.25% NSR royalty into a gold stream with the right to purchase 20% of the gold produced for the life of mine. An advanced payment for the stream option is between $135 million and $225 million and is calculated using the price of gold. At a gold price of $1,450/oz or above, our gold stream option continues to increase in value while Sandstorm's upfront purchase price remains fixed at $225 million. This is a good example of the type of optionality that is already built into Sandstorm's portfolio.

† *Refer to Key Producing Assets section in the MD&A for details about the Chapada copper stream agreement.*

GLOBAL ASSETS MAP

● Cash Flowing Assets
● Exploration/Development Projects



Diavik

Thunder Creek & 144 Gap
Black Fox
HM Claim
Triangle Zone
Bracemac-McLeod

Altintepe

Sheerness

Ming

Emigrant
Gold Bar

Karma
Houndé

Santa Elena

MWS

San Andres

Forrestania

Aurizona

Chapada

Fruta del Norte

Cerro Moro

Gualcamayo

SALES & ROYALTY REVENUES BY REGION



30% Canada

**47%**

**North America**



**34%**

**South America**



**19%**

**Other**



**2019 GOLD PRICE (US$/OUNCE)**

**SHARE BUYBACK PROGRAM**
NOVEMBER 15, 2018 TO FEBRUARY 13, 2020

# 10.9M
Total Shares Purchased

# $5.13
Average Purchase Price

Capital allocation is an important role that our team approaches with thought and care. I've already mentioned the near-term cash-flowing assets we've invested in this year, but another way we have generated value for shareholders is through our share buyback program, announced in late 2018. By the end of 2019, we had purchased 10.9 million shares. Between the buyback announcement and the end of 2019, Sandstorm's share price increased by nearly 90%. While a few factors can be attributed to the increase, we are encouraged to see positive results for our shareholders. As we move forward into 2020, we will continue to assess the best use of capital and are looking forward to creating further value.

It has been a good year for Sandstorm and a great decade for the company. As we anticipate what lies ahead for the next 10 years, we find ourselves in an economic environment similar to that of 2009. Governments around the world have again started pumping hundreds of billions of dollars into the financial system to help sustain an unprecedented bull market. Fears of geopolitical instability and negative real interest rates have investors looking to safe havens like gold once more. We saw the price of gold hit multi-year highs over the last 12 months, and I would suggest we have not seen the top. I believe the fundamentals for gold are solid, and as a Sandstorm shareholder you are positioned well to capitalize on a strong gold market.



Sandstorm remains a growth company with the goal of curating a stable, diversified, cash-flowing portfolio of royalty assets. For 2020, we anticipate production between 60,000 and 70,000 attributable gold equivalent ounces. With more mines coming online in the near future and a credit facility of up to $300 million, we are primed with the available capital to act on new acquisitions, share buybacks and future dividends. We anticipate another exciting year of growth and we are glad you are with us as we head into our next decade.

*Thank you for your commitment to Sandstorm.*

**NOLAN WATSON**
PRESIDENT & CEO

SENIOR MANAGEMENT & TECHNICAL TEAM

— YEAR STARTED

   

   

**TOP ROW**

**Nolan Watson** FCPA, FCA, CFA
President and CEO

—2008

**David Awram** B.Sc, Geologist
Sr. Executive Vice President

—2008

**Erfan Kazemi** CPA, CA, CFA
Chief Financial Officer

—2011

**Tom Bruington** P.Eng., MSc
Executive Vice President,
Project Evaluation

—2013

**Adam Spencer** CFA
Sr. Vice President, Corporate
Development

—2013

**George Darling** P.Eng., ICD.D
Sr. Vice President,
Engineering

—2018

**Ron Ho** CPA, CA, CFA
Sr. Vice President, Finance

—2009

**Keith Laskowski** Geologist, MSc, QP
Vice President, Technical
Services

—2015

**BOARD OF DIRECTORS**

   

  

**TOP ROW**

**David E. De Witt**
Chairman

—2008

**Mary L. Little**
Director

—2014

**John P. A. Budreski**
Director

—2009

**Vera Kobalia**
Director

—2018

**Andrew T. Swarthout**
Director

—2009

**Nolan Watson**
Director

—2008

**David Awram**
Director

—2008

# Management's Discussion and Analysis

**For The Year Ended December 31, 2019**

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2019 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The information contained within this MD&A is current to February 13, 2020 and all figures are stated in U.S. dollars unless otherwise noted.

# COMPANY HIGHLIGHTS

OPERATING RESULTS

## A record year in terms of production, revenue and cash flow

↗ Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three months and year ended December 31, 2019 were 16,113 ounces and 63,829 ounces, respectively, compared with 14,182 and 57,646 ounces for the comparable periods in 2018. Attributable Gold Equivalent ounces sold for the most recently completed year represented a record for the Company.

↗ Revenue for the three months and year ended December 31, 2019 was $24.0 million and $89.4 million, respectively, compared with $17.5 million and $73.2 million for the comparable periods in 2018. Revenue for the most recently completed year represented a record for the Company.

↗ Cash flows from operating activities, excluding changes in non–cash working capital[1], for the three months and year ended December 31, 2019 were $15.2 million and $60.7 million, respectively, compared with $11.2 million and $49.1 million for the comparable periods in 2018. Cash flows from operating activities, excluding changes in non–cash working capital[1] for the most recently completed year represented a record for the Company.

↗ Cost of sales, excluding depletion, for the three months and year ended December 31, 2019 were $5.0 million and $18.3 million, respectively, compared with $4.1 million and $16.0 million for the comparable periods in 2018.

↗ Average cash costs[1] for the three months and year ended December 31, 2019 of $309 and $286 per Attributable Gold Equivalent ounce, respectively, compared with $292 and $278 per Attributable Gold Equivalent ounce for the comparable periods in 2018.

↗ Cash operating margins[1] for the three months and year ended December 31, 2019 of $1,180 and $1,115 per Attributable Gold Equivalent ounce, respectively, compared with $939 and $991 per Attributable Gold Equivalent ounce for the comparable periods in 2018.

SIGNIFICANT ACQUISITIONS

## Near term cash flow, strong counterparties and significant exploration upside

↗ In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from the Fruta del Norte gold project in Ecuador, which is owned and operated by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.8 million tonnes of ore with an average grade of 8.7 grams per tonne, ranking it amongst the highest–grade gold projects in the world. Lundin Gold recently produced its first doré bar and exported its first shipment of concentrate and continues to focus on completing commissioning and moving towards commercial production in the second quarter of 2020.

# COMPANY HIGHLIGHTS

↗ In April 2019, the Company announced that it had entered into a $42.5 million financing package with Americas Gold which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A., a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period, after which, the Company will purchase 4% of the gold or silver produced from the Relief Canyon project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver. In addition, Sandstorm will receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

↗ Under the Company's normal course issuer bid, the Company purchased and cancelled approximately 8.7 million common shares in 2019 for total consideration of $46.5 million.

1    *Refer to section on non-IFRS and other measures of this MD&A.*

**OTHER NOTABLE EVENTS**

↗ On July 1, 2019, Equinox Gold achieved commercial production at the Aurizona Gold Mine. Sandstorm has a 3%–5% sliding scale NSR royalty on the project. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR.

↗ In December 2019, the Company amended its revolving credit facility allowing the company to borrow up to $225 million with an additional uncommitted accordion of up to $75 million, for a total facility of up to $300 million for acquisitions and general corporate purposes. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the banking syndicate.

## OVERVIEW

Sandstorm is a growth–focused company that seeks to acquire royalties and gold and other metals purchase agreements ("Gold Streams" or "Streams") from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent")[1] production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 191 Streams and royalties, of which 23 relate to properties where the underlying mines are producing.

1  *Refer to section on non-IFRS and other measures of this MD&A.*

## OUTLOOK

Based on the Company's existing Gold Streams and royalties, attributable Gold Equivalent ounces sold (individually and collectively referred to as "Attributable Gold Equivalent") are forecasted to be between 60,000–70,000 ounces in 2020. The Company is forecasting Attributable Gold Equivalent production of 125,000 ounces in 2024.

## — KEY PRODUCING ASSETS

### Yamana Silver Stream
◄ YAMANA GOLD INC.

The Company has a silver stream on Yamana Gold Inc.'s ("Yamana") gold–silver Cerro Moro Mine, located in Santa Cruz, Argentina (the "Cerro Moro Mine" or "Cerro Moro"). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to–date, the Company's current silver entitlement is 20%.

#### ABOUT CERRO MORO

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high–grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. Yamana has also set an exploration objective of adding one million gold equivalent ounces to the mineral inventory at Cerro Moro over the next several years.

### Chapada Copper Stream
◄ LUNDIN MINING CORPORATION

The Company has a copper stream on Lundin Mining Corporation's ("Lundin Mining") open pit gold–copper Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

↗ 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

↗ 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

↗ 1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to–date, the Company's current copper entitlement is 4.2%.

**ABOUT CHAPADA**

In July 2019, Lundin Mining completed its previously announced agreement to acquire the Chapada Mine from Yamana. Chapada has been in production since 2007 and is a relatively low–cost South American copper–gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum. Yamana, the previous owners, discovered additional resources at Chapada and as a result began examining a potential plant expansion that would increase the processing rate up to 32 million tonnes of ore per annum. Lundin Mining is currently evaluating these and other scenarios for expansion. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.

## Houndé Royalty                                    ◀ ENDEAVOUR MINING CORPORATION

The Company has a 2% net smelter returns royalty ("NSR") based on the production from the Houndé gold mine located in Burkina Faso, West Africa ("Houndé" or the "Houndé Mine") which is owned and operated by Endeavour Mining Corporation ("Endeavour").

The royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package, and includes a Mineral Reserve of 1.7 million ounces (27.5 million tonnes at 2.0 grams per tonne using a cut–off grade of 0.5 grams per tonne gold, as of December 2018), including the Vindaloo deposit and the Bouéré deposit.

**ABOUT HOUNDÉ**

Houndé is an open pit gold mine with a 3.0 million tonne per year processing plant using a gravity circuit and a carbon–in–leach plant. Endeavour recently announced that it has successfully extended the Kari Pump mineralized zone along with discovering additional mineralized zones. A number of the high–priority targets are on the Sandstorm royalty ground.

Endeavour also announced the results of a successful drilling campaign. See www.endeavourmining.com for more information.

## Diavik Diamond Royalty                           ◀ RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

## Santa Elena Gold Stream
◄ FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $455 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. First Majestic recently announced that it has installed a new high intensity grinding mill with a design capacity of 3,000 tonnes per day. First Majestic further anticipates that the new mill will improve overall metallurgical recoveries and lower energy costs compared to traditional ball milling.

## Aurizona Gold Royalty
◄ EQUINOX GOLD CORP.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.'s ("Equinox") open pit Aurizona mine, located in Brazil ("Aurizona" or the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox's greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox can purchase one–half of the greenfields NSR for a cash payment of $10 million.

On July 1, 2019, Equinox achieved commercial production at the Aurizona Gold Mine. A Feasibility Study on the Aurizona project, which was released on July 31, 2017, included estimated Proven and Probable Mineral Reserves of 971,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut–off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 136,000 ounces. In March 2019, Equinox announced an updated mineral resource estimate whereby the total Measured & Indicated Resources (exclusive of reserves) increased to an estimated 692,000 ounces contained in 12.8 million tonnes at 1.7 grams per tonne gold (cut–off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

### Fruta Del Norte Royalty                    ◂ LUNDIN GOLD INC.

In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from Lundin Gold Inc.'s ("Lundin Gold") Fruta del Norte gold project located in Ecuador ("Fruta del Norte" or "Fruta del Norte Mine").

The royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.0 million ounces of gold in 17.8 million tonnes of ore with an average grade of 8.7 grams per tonne, as of September 2018, ranking it amongst the highest–grade gold projects in the world (based on cut–off grade of 3.8 grams per tonne and 5.0 grams per tonne depending on mining method). Acquisition highlights include:

▸ **Near-Term Cash Flow:** Lundin Gold poured first gold at Fruta del Norte in the fourth quarter of 2019, with commercial production expected in the first half of 2020. Fruta del Norte's average annual production is expected to exceed 300,000 ounces of gold per year over the initial mine life. Current reserves support a 15–year initial mine life.

▸ **Exploration Upside:** The royalty covers precious metals production from all 644 square kilometres of concessions held by Lundin Gold, plus an additional one kilometre area of interest around the property. Exploration potential at Fruta del Norte remains excellent, with multiple early and advanced exploration targets already identified. Exploration is currently focused on the Suarez pull–apart basin, the structure that hosts the Fruta del Norte gold deposit.

▸ **Strong Partner:** Lundin Gold is backed by Mr. Lukas Lundin, an established mining entrepreneur, and its management team has significant mine development and operating experience.

### Black Fox Gold Stream                      ◂ MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.'s ("McEwen") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from McEwen's Black Fox Extension, which includes a portion of McEwen's Pike River concessions, for a per ounce cash payment equal to the lesser of $561 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information on the recently announced positive drill results, refer to www.mcewenmining.com.

## Bachelor Lake Gold Stream & Royalties  ◀ BONTERRA RESOURCES INC.

The Company agreed to purchase 20% of the gold produced from Bonterra Resources Inc.'s ("Bonterra") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Under the terms of the agreement, once a cumulative 12,000 ounces of gold were purchased by the Company, during the period between October 1, 2017 and October 1, 2019, the Gold Stream converted into a 3.9% NSR (the "Conversion Threshold"). During the year ended December 31, 2019, the Conversion Threshold had been met and accordingly, when combined with Sandstorm's existing royalties, the Company now holds a total 4.9% NSR on the Bachelor Lake Mine, a 3.9%–4.9% NSR on Bonterra's Barry gold project and a 1% NSR on a portion of Bonterra's Gladiator gold project.

Bonterra has the option to reduce the respective NSRs on the Bachelor Lake Mine or the Barry gold project by making a $2.0 million payment to Sandstorm in each case (the "Purchase Option"). Upon exercising either of the Purchase Options, the respective NSR will decrease by 2.1%.

The Bachelor Lake Mine is an underground mining operation with an operating mill and surface infrastructure, which began production in early 2013. The Barry gold project and the Gladiator gold deposit are advanced exploration–stage assets located in the emerging Urban Barry camp.

Bonterra recently announced a company–wide mineral resource estimate for all of its Urban Barry exploration assets, including the Gladiator, Barry and Moroy deposits. The combined mineral resource estimate is part of Bonterra's strategy to fast track the development of the three deposits simultaneously and to optimize feed to the Urban Barry Mill over the life of the three mines. In order to concentrate on the exploration of all three deposits, Bonterra's mining operations are on care and maintenance.

## Karma Gold Stream  ◀ ENDEAVOUR MINING CORPORATION

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour's open pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Mine") for ongoing per ounce cash payment equal to 20% of the spot price of gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five–year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco–Nevada Corp. and Sandstorm, respectively.

The Karma Mine has several defined mineral deposits that make up the Karma project. Based on recent exploration work, Endeavour expects to extend the mine life to 10 years.

### Bracemac-McLeod Royalty

‹ GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac–McLeod property located in Matagami, Quebec, Canada ("Bracemac–McLeod" or the "Bracemac–McLeod Mine") which is owned and operated by a subsidiary of Glencore PLC ("Glencore").

The Bracemac–McLeod Mine is a high–grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac–McLeod Mine began initial production in the second half of 2013.

### Ming Gold Stream

‹ RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper–Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2019 metallurgical recoveries, Sandstorm's 2020 gold purchase entitlement was adjusted to 30%.

In 2018, Rambler announced a new Mineral Resource and Reserve estimate for the Ming Mine which results in a life of mine plan of more than 20 years. Production is expected from both the high–grade Massive Sulphide Zone and the Lower Footwall Zone at an average throughput of 1,250 tonnes of ore per day. For more information refer to www.ramblermines.com.

## — OTHER PRODUCING ASSETS

**Gualcamayo Royalty**                    ◀ MINEROS S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. ("Mineros"). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia and Nicaragua.

**Thunder Creek Royalty**              ◀ PAN AMERICAN SILVER CORP.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties ("Thunder Creek" or the "Thunder Creek Mine") which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

**Mine Waste Solutions Royalty**       ◀ ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

**San Andres Royalty**                    ◀ AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres gold mine (the "San Andres Mine") which is located in La Únion, Honduras and is owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

**Emigrant Springs Royalty**           ◀ NEWMONT CORPORATION

The Company has a 1.5% NSR, payable by Newmont Corporation ("Newmont"), on a portion of the Emigrant Springs gold mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick Gold Corporation ("Barrick") and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

## — DEVELOPMENT ASSETS

### Hod Maden

◀ LIDYA MADENCILIK SANAYI VE TICARET A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden gold–copper project, which is located in Artvin Province, northeastern Turkey (the "Hod Maden Project" or "Hod Maden"). The project is operated and co–owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), which owns the remaining interest in the project. Lidya is an experienced Turkish company and is also a joint venture partner with Alacer Gold Corp. on the producing Çöpler mine in Turkey. The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper–gold concentrates. The results of the 2018 Preliminary Feasibility Study demonstrate an estimated Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cut–off grade). The study projects an estimated pre–tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. It is estimated that gold will be produced at an all–in sustaining cost on a co–product basis[1] of $374 per ounce. For more information refer to www.sandstormgold.com.

With the release of the study, Hod Maden moves into the next stage of development. A gap analysis and trade–off studies on Hod Maden were completed during the first quarter of 2019 which will contribute to the Feasibility Study work, which began during the second quarter of 2019. In conjunction with the Feasibility Study, an Environmental Impact Assessment has been submitted and a public participation meeting was successfully conducted as part of the permitting process. The Feasibility Study is expected to be completed in the second half of 2020, with first production projected by the end of 2022.

The 30% Hod Maden net profits interest is a key component of the Company's portfolio, with some of the highlights including:

▸ **Significant increase in expected future production:** Hod Maden is an anchor asset that is expected to increase the Company's Attributable Gold Equivalent ounces to approximately 125,000 in 2024.

▸ **Significant exploration upside:** The Hod Maden deposit occurs within a significant 7.0 kilometre long north–south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometre strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

▸ **Strong Partner:** Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with Alacer Gold Corp. on the producing Çöpler mine.

---

1    *Refer to section on non-IFRS and other measures of this MD&A.*

**Relief Canyon Gold Stream**    ◄ **AMERICAS GOLD AND SILVER CORPORATION**

On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corporation ("Americas Gold") which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A. ("Relief Canyon" or the "Relief Canyon Project"), a $10 million convertible debenture and a $7.5 million private placement.

Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period beginning in April 2020 (the "Fixed Deliveries"). Under certain conditions, the starting date under the Fixed Deliveries may be extended by up to six months. After receipt of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine. As at December 31, 2019, the Company has remitted the full $25 million precious metal stream advance.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon Project by delivering 4,000 ounces of gold to Sandstorm (the "Purchase Option"). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%. Acquisition highlights include:

- ▸ **Near-Term Cash Flow:** Americas Gold expects Relief Canyon to produce approximately 90,000 ounces of gold per year.

- ▸ **Exploration Upside:** Relief Canyon has a large prospective land package that is relatively underexplored. Sandstorm's royalty covers the full property area surrounding the mine site.

- ▸ **Safe Jurisdiction:** Relief Canyon is located in Nevada, USA, one of the world's best mining jurisdictions. Americas Gold has mining and processing permits in place to re–start operations at the past producing Relief Canyon mine.

The Relief Canyon Project is a past producing open pit mine located in Nevada, USA at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.'s Rochester mine. Americas Gold has received permits to start construction and resume mining. Infrastructure on site includes access to power and water as well as a 21,500 ton per day heap leach processing facility that is fully permitted and constructed. Americas Gold recently announced that it had initial ore placement on the leach pads and first gold pour is expected in the first half of 2020.

### Hugo North Extension & Heruga Gold Stream          ◄ ENTRÉE RESOURCES LTD.

The Company has a Gold Stream with Entrée Resources Ltd. ("Entrée") to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper–gold porphyry deposit and Heruga is a copper–gold–molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

In 2018, Entrée released a National Instrument 43–101 Technical Report relating to its interests in the Hugo North Extension and Heruga. The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga.

### Hackett River Royalty          ◄ GLENCORE PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver–rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometre strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large–scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2018, reported 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and 150.0 grams per tonne silver. For more information refer to www.glencore.com and the Technical Report dated July 26, 2010 under Sabina Gold & Silver Corp.'s profile on www.sedar.com.

## Lobo-Marte Royalty
◄ **KINROSS GOLD CORPORATION**

The Company has a 1.05% NSR on production from the Lobo–Marte project located in the Maricunga gold district of Chile (the "Lobo–Marte Project" or "Lobo–Marte") which is owned by Kinross Gold Corp. ("Kinross").

In 2019, Kinross announced a Scoping Study for Lobo–Marte (effective December 31, 2018). The study estimates a mine life that could extend beyond 10 years and a total life of mine production of approximately 4.1 million ounces of gold at a grade of 1.2 grams per tonne gold from the current Measured and Indicated Resources of 185.4 million tonnes at 1.2 grams per tonne containing 7.0 million ounces. Kinross is now progressing to a Preliminary Feasibility Study with permitting efforts also underway. For more information refer to www.kinross.com.

## Agi Dagi & Kirazli Royalty
◄ **ALAMOS GOLD INC.**

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand–alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6 year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5 year mine life. For more information refer to www.alamosgold.com.

## Prairie Creek Royalty
◄ **NORZINC LTD.**

The Company has a 1.2% NSR on the Prairie Creek project (the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by NorZinc Ltd. ("NorZinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%–owned by NorZinc and based on a 2017 Feasibility Study has an estimated Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

## Mt. Hamilton Royalty
◄ **WATERTON PRECIOUS METALS FUND II CAYMAN, LP**

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

## — REVOLVING CREDIT FACILITY

In December 2019, the Company amended its revolving credit agreement, allowing the Company to borrow up to $225 million with an additional uncommitted accordion of up to $75 million, for a total facility of up to $300 million (the "Revolving Facility"). The Revolving Facility is for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the "Syndicate"). The term of the Revolving Facility is for four years and is extendable by mutual consent of Sandstorm and the Syndicate. The amounts drawn on the Revolving Facility are subject to an interest rate of LIBOR plus 1.875%–3.000% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.675% per annum, both of which are dependent on the Company's leverage ratio. As of the date of the MD&A, $25 million remains drawn under the Revolving Facility.

## — OTHER

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2020, to purchase up to 13.0 million common shares. Under the Company's previous and current NCIB, the Company has purchased and cancelled approximately 8.7 million common shares during the year ended December 31, 2019.

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. As a result of a continued decline in the price of diamonds, the Company estimated the recoverable amount of the Diavik royalty during the three months ended December 31, 2019 and recorded an impairment charge of $2.4 million.

## Summary of Annual Results

YEAR ENDED

| In $000s (except for per share amounts) | Dec. 31, 2019 | Dec. 31, 2018 | Dec. 31, 2017 |
|---|---|---|---|
| Total revenue | $ 89,434 | $ 73,150 | $ 68,275 |
| Attributable Gold Equivalent ounces sold [1] | 63,829 | 57,646 | 54,633 |
| Sales | $ 63,602 | $ 50,632 | $ 49,208 |
| Royalty revenue | 25,832 | 22,518 | 19,067 |
| Average realized gold price per attributable ounce [1] | 1,401 | 1,269 | 1,250 |
| Average cash cost per attributable ounce [1] | 286 | 278 | 280 |
| Cash flows from operating activities | 57,339 | 47,574 | 44,773 |
| Net income | 16,397 | 5,872 | 10,537 |
| Basic income per share | 0.09 | 0.03 | 0.06 |
| Diluted income per share | 0.09 | 0.03 | 0.06 |
| Total assets | 623,175 | 588,887 | 660,915 |
| Total long-term liabilities | 48,414 | 510 | 2,807 |

1 *Refer to section on non-IFRS and other measures of this MD&A.*


Attributable Gold Equivalent ounces sold[1]
Sales & Royalty Revenue
Average realized gold price per attributable ounce[1]
$62.4M
49,731oz
$1,254
2016
$68.3M
54,633oz
$1,250
2017
$73.2M
57,646oz
$1,269
2018
$89.4M
63,829oz
$1,401
2019

1 *Refer to section on non-IFRS and other measures of this MD&A.*

The Company's operating segments for the year ended December 31, 2019
are summarized in the table below:

| In $000s | Product | Attributable Gold Equivalent ounces sold | Sales and royalty revenues | Cost of sales, excluding depletion | Depletion expense | Mineral, royalty and other interests impairments | Other | Income (loss) before taxes | Cash flow from operating activities |
|---|---|---|---|---|---|---|---|---|---|
| Aurizona | Gold | 2,254 | $ 3,357 | $ – | $ 675 | $ – | $ – | $ 2,682 | $ 1,757 |
| Bachelor Lake | Gold | 6,100 | 8,532 | 3,000 | 469 | – | – | 5,063 | 5,555 |
| Black Fox | Gold | 2,806 | 3,858 | 1,540 | 1,321 | – | – | 997 | 2,318 |
| Bracemac–McLeod[1] | Various | 2,335 | 3,256 | – | 1,578 | – | – | 1,678 | 3,130 |
| Chapada | Copper | 7,910 | 11,008 | 3,311 | 3,366 | – | – | 4,331 | 7,697 |
| Diavik | Diamonds | 4,075 | 5,674 | – | 7,256 | 2,448 | – | (4,030) | 5,924 |
| Houndé | Gold | 4,634 | 6,425 | – | 4,037 | – | – | 2,388 | 5,037 |
| Karma | Gold | 5,886 | 8,156 | 1,634 | 3,775 | – | – | 2,747 | 6,647 |
| Ming | Gold | 2,773 | 3,760 | – | 1,889 | – | – | 1,871 | 3,760 |
| Santa Elena | Gold | 9,278 | 13,066 | 4,252 | 560 | – | – | 8,254 | 8,832 |
| Yamana silver stream | Silver | 10,711 | 15,222 | 4,549 | 9,692 | – | – | 981 | 10,672 |
| Other Royalties[2] | Various | 5,067 | 7,120 | – | 3,227 | 212 | (340) | 4,021 | 4,684 |
| Corporate | | – | – | – | – | – | 414 | (7,975) | (8,674) |
| **Consolidated** | | **63,829** | **$ 89,434** | **$ 18,286** | **$ 37,845** | **$ 2,660** | **$ 74** | **$ 23,008** | **$ 57,339** |

1   Royalty revenue from Bracemac-McLeod consists of $1.2 million from copper and $2.1 million from zinc.

2   Includes royalty revenue from gold of $6.3 million and other base metals of $0.8 million.

The Company's operating segments for the year ended December 31, 2018
are summarized in the table below:

| In $000s | Product | Attributable Gold Equivalent ounces sold | Sales and royalty revenues | Cost of sales, excluding depletion | Depletion expense | Mineral, royalty and other interests impairments | Other | Income (loss) before taxes | Cash flow from operating activities |
|---|---|---|---|---|---|---|---|---|---|
| Bachelor Lake | Gold | 5,702 | $ 7,203 | $ 2,667 | $ 402 | $ – | $ – | $ 4,134 | $ 4,756 |
| Black Fox | Gold | 4,454 | 5,674 | 2,396 | 1,443 | – | – | 1,835 | 3,484 |
| Bracemac-McLeod[1] | Various | 2,517 | 3,237 | – | 1,327 | – | – | 1,910 | 3,370 |
| Chapada | Copper | 9,154 | 11,608 | 3,469 | 4,100 | – | – | 4,039 | 8,139 |
| Diavik | Diamonds | 5,739 | 7,197 | – | 5,697 | – | – | 1,500 | 7,047 |
| Houndé | Gold | 5,321 | 6,744 | – | 4,478 | – | – | 2,266 | 5,393 |
| Karma | Gold | 6,353 | 8,041 | 1,610 | 3,941 | – | – | 2,490 | 6,539 |
| Ming | Gold | 728 | 940 | – | 396 | – | – | 544 | 940 |
| Santa Elena | Gold | 10,277 | 13,097 | 4,652 | 750 | – | – | 7,695 | 8,908 |
| Yamana silver stream | Silver | 2,981 | 3,808 | 1,166 | 2,392 | – | – | 250 | 2,645 |
| Other Royalties[2] | Various | 4,007 | 5,060 | – | 3,941 | 4,475 | (759) | (2,597) | 4,734 |
| Other | Gold | 413 | 541 | 43 | 161 | – | 538 | (201) | 506 |
| Corporate | | – | – | – | – | – | (277) | (15,161) | (8,887) |
| **Consolidated** | | **57,646** | **$ 73,150** | **$ 16,003** | **$ 29,028** | **$ 4,475** | **$ (498)** | **$ 8,704** | **$ 47,574** |

1   Royalty revenue from Bracemac-McLeod consists of $1.0 million from copper and $2.2 million from zinc.

2   Includes royalty revenue from gold of $4.3 million and other base metals of $0.8 million.

**FY 2019**

**Attributable Gold Equivalent Ounces Sold**

■ Q1  ▨ Q2  ■ Q3  ▨ Q4



| | |
|---|---|
| Yamana silver stream | 10,711oz |
| Santa Elena | 9,278oz |
| Chapada | 7,910oz |
| Bachelor Lake | 6,100oz |
| Karma | 5,886oz |
| Houndé | 4,634oz |
| Diavik | 4,075oz |
| Black Fox | 2,806oz |
| Ming | 2,773oz |
| Bracemac-McLeod | 2,335oz |
| Aurizona | 2,254oz |
| Other Royalties | 5,067oz |

**FY 2019**

**Sales & Royalty Revenues by Region**

■ North America
▨ Canada
■ South America
□ Other



**FY 2019**

**Sales & Royalty Revenues by Metal**

■ Precious Metals
■ Base Metals
□ Diamonds



## Summary of Quarterly Results

| In $000s (except for per share amounts) | Dec. 31, 2019 | Sep. 30, 2019 | Jun. 30, 2019 | Mar. 31, 2019 |
|---|---|---|---|---|
| Total revenue | $ 23,995 | $ 25,778 | $ 21,493 | $ 18,168 |
| Attributable Gold Equivalent ounces sold [1] | 16,113 | 17,289 | 16,356 | 14,071 |
| Sales | $ 17,014 | $ 17,518 | $ 16,443 | $ 12,627 |
| Royalty revenue | 6,981 | 8,260 | 5,050 | 5,541 |
| Average realized gold price per attributable ounce [1] | 1,489 | 1,491 | 1,314 | 1,291 |
| Average cash cost per attributable ounce [1] | 309 | 288 | 301 | 241 |
| Cash flows from operating activities | 15,670 | 14,255 | 13,449 | 13,965 |
| Net income | 5,316 | 6,150 | 2,434 | 2,497 |
| Basic income per share | 0.03 | 0.03 | 0.01 | 0.01 |
| Diluted income per share | 0.03 | 0.03 | 0.01 | 0.01 |
| Total assets | 623,175 | 608,817 | 601,062 | 620,143 |
| Total long-term liabilities | 48,414 | 51,576 | 40,727 | 47,265 |

| In $000s (except for per share amounts) | Dec. 31, 2018 | Sep. 30, 2018 | Jun. 30, 2018 | Mar. 31, 2018 |
|---|---|---|---|---|
| Total revenue | $ 17,458 | $ 17,289 | $ 18,933 | $ 19,470 |
| Attributable Gold Equivalent ounces sold [1] | 14,182 | 14,314 | 14,465 | 14,685 |
| Sales | $ 12,523 | $ 10,766 | $ 13,771 | $ 13,572 |
| Royalty revenue | 4,935 | 6,523 | 5,162 | 5,898 |
| Average realized gold price per attributable ounce [1] | 1,231 | 1,208 | 1,309 | 1,326 |
| Average cash cost per attributable ounce [1] | 292 | 248 | 296 | 276 |
| Cash flows from operating activities | 10,844 | 11,092 | 14,110 | 11,528 |
| Net income | 2,749 | 2,093 | 658 | 372 |
| Basic income per share | 0.02 | 0.01 | 0.00 | 0.00 |
| Diluted income per share | 0.01 | 0.01 | 0.00 | 0.00 |
| Total assets | 588,887 | 577,098 | 623,430 | 647,321 |
| Total long-term liabilities | 510 | 582 | 660 | 2,749 |

1    *Refer to section on non-IFRS and other measures of this MD&A.*

## Summary of Quarterly Results

QUARTERS ENDED



Attributable Gold Equivalent ounces sold[1]
Sales & Royalty Revenue
Average realized gold price per attributable ounce[1]
$18.2M
14,071oz
$1,291
$21.5M
16,356oz
$1,314
$25.8M
17,289oz
$1,491
$24.0M
16,113oz
$1,489
Q1
Q2
Q3
Q4
2019


1 *Refer to section on non-IFRS and other measures of this MD&A.*

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended December 31, 2019 are summarized in the table below:

| In $000s | Product | Attributable Gold Equivalent ounces sold | Sales and royalty revenues | Cost of sales, excluding depletion | Depletion expense | Mineral, royalty and other interests impairments | Income (loss) before taxes | Cash flow from operating activities |
|---|---|---|---|---|---|---|---|---|
| Aurizona | Gold | 1,269 | $ 1,889 | $ – | $ 304 | $ – | $ 1,585 | $ 1,589 |
| Bachelor Lake | Gold | 1,500 | 2,248 | 750 | 74 | – | 1,424 | 2,247 |
| Black Fox | Gold | 561 | 826 | 309 | 373 | – | 144 | 517 |
| Bracemac-McLeod[1] | Various | 476 | 709 | – | 358 | – | 351 | 688 |
| Chapada | Copper | 1,970 | 2,933 | 881 | 933 | – | 1,119 | 2,052 |
| Diavik | Diamonds | 787 | 1,172 | – | 1,422 | 2,448 | (2,698) | 1,422 |
| Houndé | Gold | 1,026 | 1,528 | – | 884 | – | 644 | 1,651 |
| Karma | Gold | 1,250 | 1,878 | 374 | 806 | – | 698 | 1,506 |
| Ming | Gold | 229 | 346 | – | 196 | – | 150 | 346 |
| Santa Elena | Gold | 2,348 | 3,473 | 1,078 | 142 | – | 2,253 | 2,413 |
| Yamana silver stream | Silver | 3,566 | 5,310 | 1,580 | 3,052 | – | 678 | 3,730 |
| Other Royalties[2] | Various | 1,131 | 1,683 | – | 539 | – | 1,144 | 1,074 |
| Corporate | | – | – | – | – | – | (904) | (3,565) |
| **Consolidated** | | **16,113** | **$ 23,995** | **$ 4,972** | **$ 9,083** | **$ 2,448** | **$ 6,588** | **$ 15,670** |

1  Royalty revenue from Bracemac-McLeod consists of $0.2 million from copper and $0.5 million from zinc.

2  Includes royalty revenue from gold of $1.6 million and other base metals of $0.1 million.

The Company's operating segments for the three months ended December 31, 2018 are summarized in the table below:

| In $000s | Product | Attributable Gold Equivalent ounces sold | Sales and royalty revenues | Cost of sales, excluding depletion | Depletion expense | Other | Income (loss) before taxes | Cash flow from operating activities |
|---|---|---|---|---|---|---|---|---|
| Bachelor Lake | Gold | 1,684 | $ 2,062 | $ 750 | $ 124 | $ – | $ 1,188 | $ 1,330 |
| Black Fox | Gold | 823 | 1,018 | 444 | 239 | – | 335 | 574 |
| Bracemac-McLeod[1] | Various | 170 | 210 | – | 316 | – | (106) | 352 |
| Chapada | Copper | 2,254 | 2,775 | 835 | 1,045 | – | 895 | 1,939 |
| Diavik | Diamonds | 1,594 | 1,962 | – | 1,682 | – | 280 | 1,812 |
| Houndé | Gold | 1,297 | 1,596 | – | 1,057 | – | 539 | 966 |
| Karma | Gold | 1,484 | 1,817 | 358 | 913 | – | 546 | 1,460 |
| Santa Elena | Gold | 3,306 | 4,087 | 1,502 | 219 | – | 2,366 | 3,284 |
| Yamana silver stream | Silver | 655 | 805 | 247 | 550 | – | 8 | 563 |
| Other Royalties[2] | Various | 915 | 1,126 | – | 751 | (759) | 1,134 | 1,066 |
| Other | Gold | – | – | – | – | 75 | (75) | – |
| Corporate | | – | – | – | – | – | (2,845) | (2,502) |
| **Consolidated** | | **14,182** | **$ 17,458** | **$ 4,136** | **$ 6,896** | **$ (684)** | **$ 4,265** | **$ 10,844** |

1  Royalty revenue from Bracemac-McLeod consists of $0.1 million from copper and $0.1 million from zinc.

2  Includes royalty revenue from gold of $0.9 million and other base metals of $0.2 million.

## — THREE MONTHS ENDED DECEMBER 31, 2019 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2018

For the three months ended December 31, 2019, net income and cash flow from operating activities were $5.3 million and $15.7 million, respectively, compared with net income and cash flow from operating activities of $2.7 million and $10.8 million for the comparable period in 2018. The change in net income is attributable to an increase in revenue (described in greater detail below) as well as to a combination of factors including:

↗ A $3.7 million increase in the gains recognized on the revaluation of the Company's investments primarily driven by the change in fair value of the Americas Gold and Equinox convertible debentures;

Partially offset by:

↗ A $2.4 million non–cash impairment charge relating to the Company's Diavik royalty; and

↗ A $2.2 million increase in depletion expense partly driven by an increase in the number of Attributable Gold Equivalent ounces sold.

For the three months ended December 31, 2019, revenue was $24.0 million compared with $17.5 million for the comparable period in 2018. The increase is largely attributable to a 21% increase in average realized selling price of gold and a 14% increase in Attributable Gold Equivalent Ounces sold. In particular, the increase in revenue was driven by:

↗ A $4.5 million increase in sales revenue attributable to the Yamana silver stream largely driven by an increase in the number of silver ounces sold. In October 2019, Sandstorm received its third quarterly silver delivery from Yamana's Cerro Moro Mine. This delivery, which amounted to 300,000 silver ounces, represented the maximum quarterly amount under the Stream agreement; and

↗ A $1.9 million increase in royalty revenue attributable to the Aurizona Mine which commenced commercial production in July 2019;

Partially offset by:

↗ A $0.8 million decrease in revenue attributable to the Diavik royalty partly related to a decrease in the average realized selling price of diamonds; and

↗ A $0.6 million decrease in sales revenue attributable to the Santa Elena Mine largely driven by a 29% decrease in the number of gold ounces sold. The decrease is largely related to the timing of sales, whereby 1,540 gold ounces were in inventory as at September 30, 2018 and were sold in the fourth quarter of 2018.

## — YEAR ENDED DECEMBER 31, 2019 COMPARED TO THE YEAR ENDED DECEMBER 31, 2018

For the year ended December 31, 2019, net income and cash flow from operating activities were $16.4 million and $57.3 million, respectively, compared with net income and cash flow from operating activities of $5.9 million and $47.6 million for the comparable period in 2018. The increase is partly related to an increase in revenue (described in greater detail below) as well as to a combination of factors including:

- ↗ A $9.4 million increase in the gains recognized on the revaluation of the Company's investments primarily driven by the change in fair value of the Americas Gold and Equinox convertible debentures;

- ↗ A $1.8 million decrease in non–cash impairments charges; whereby, the Company recognized a $2.4 million non–cash impairment charge relating to the Company's Diavik royalty during the year ended December 31, 2019, while during the year ended December 31, 2018, the Company recognized a $4.5 million non–cash impairment charge relating to the Company's Gualcamayo royalty;

Partially offset by:

- ↗ An $8.8 million increase in depletion expense partly driven by an increase in the number of Attributable Gold Equivalent ounces sold;

- ↗ A $2.3 million increase in cost of sales, excluding depletion partly due to increased silver deliveries from Yamana's Cerro Moro mine; and

- ↗ A $2.8 million increase in deferred income tax expense partly related to certain items that were recognized during the year ended December 31, 2018 that did not occur during the year ended December 31, 2019 including a reduction in the deferred tax liability on the Gualcamayo royalty as a result of the related impairment charge recognized thereon.

For the year ended December 31, 2019, revenue was $89.4 million compared with $73.2 million for the comparable period in 2018. The increase is largely attributable to a 11% increase in the number of Attributable Gold Equivalent ounces sold and a 10% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

- ↗ An $11.4 million increase in sales revenue attributable to the Yamana silver stream largely driven by an increase in the number of silver ounces sold. In 2019, Sandstorm received its first three quarterly silver deliveries from Yamana's Cerro Moro Mine. These deliveries, which amounted to 300,000 silver ounces each, represented the maximum quarterly amount under the Stream agreement;

- ↗ A $3.4 million increase in royalty revenue attributable to the Aurizona Mine which commenced commercial production in July 2019;

➚ A $2.8 million increase in sales revenue from the Ming mine largely driven by an increase of 280% in the number of gold ounces sold. The increase is largely attributable to the timing of sales, whereby the Company had received 1,191 gold ounces by December 31, 2018 and those ounces were sold in the subsequent period; and

➚ A $2.0 million increase in revenue attributable to the Company's Other Royalties. This increase is partly attributable to the commencement of production on several mineral concessions which are subject to the Company's underlying royalties;

Partially offset by:

➚ $1.8 million decrease in sales revenue attributable to the Black Fox Mine largely driven by a 37% decrease in the number of gold ounces sold. The decrease is largely related to a reduction in production at the mine;

➚ A $1.5 million decrease in revenue attributable to the Diavik royalty partly related to a decrease in the average realized selling price of diamonds; and

➚ A $0.6 million decrease in sales revenue from the Chapada copper stream primarily due to a decrease in the average realized selling price of copper which decreased from an average of $2.98 per pound during the year ended 2018 to an average of $2.70 per pound during the year ended December 31, 2019.

## — THREE MONTHS ENDED DECEMBER 31, 2019 COMPARED TO THE OTHER QUARTERS PRESENTED

When comparing net income of $5.3 million and cash flow from operating activities of $15.7 million for the three months ended December 31, 2019 with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability of analysis:

➚ A $2.4 million non–cash impairment charge relating to the Company's Diavik royalty was recognized during the three months ended December 31, 2019 and during the three months ended March 31, 2018 a $4.5 million non–cash impairment charge relating to the Company's Gualcamayo royalty was recognized.

➚ The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox and Americas Gold convertible debentures. These gains/losses were recognized as follows:

• During the three months ended December 31, 2019, a gain of $4.8 million was recognized;

• During the three months ended September 30, 2019, a gain of $2.1 million was recognized;

• During the three months ended June 30, 2019, a gain of $1.4 million was recognized;

• During the three months ended March 31, 2019, a gain of $1.2 million was recognized;

- During the three months ended December 31, 2018, a gain of $1.1 million was recognized;

- During the three months ended September 30, 2018, a gain of $0.1 million was recognized;

- During the three months ended June 30, 2018, a loss of $0.5 million was recognized;

- During the three months ended March 31, 2018, a loss of $0.6 million was recognized;

↗ Overall, Attributable Gold Equivalent ounces sold have increased over the course of the last four years as a result of the acquisition of various assets including the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and copper stream which were acquired in the three months ended December 31, 2015.

## — CHANGE IN TOTAL ASSETS

Total assets increased by $14.4 million from September 30, 2019 to December 31, 2019, partly due to (i) $15 million remitted to Americas Gold for the construction of Relief Canyon, which was partly financed through the Company's revolving credit facility; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd.; and (ii) depletion expense. The increase in the valuation of investments was largely responsible for the gain recognized through other comprehensive income for the three months ended December 31, 2019. Total assets increased by $7.8 million from June 30, 2019 to September 30, 2019, partly resulting from (i) $10 million remitted to Americas Gold for the construction of the Relief Canyon mine, which was partly financed through the Company's revolving credit facility; and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar; partially offset by depletion expense. The appreciation was partly responsible for the increase in other comprehensive income during the three months ended September 30, 2019. Total assets decreased by $19.1 million from March 31, 2019 to June 30, 2019, partly resulting from depletion expense. Total assets increased by $31.3 million from December 31, 2018 to March 31, 2019 primarily resulting from the acquisition of the Fruta del Norte royalty which was partly financed through the Company's revolving credit facility; partially offset by a decrease in the Hod Maden interest due to the devaluation of the Turkish Lira. The devaluation was largely responsible for the decrease in other comprehensive income during the three months ended March 31, 2019. Total assets increased by $11.8 million from September 30, 2018 to December 31, 2018 primarily resulting from an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar. This change was largely responsible for the increase in other comprehensive income during the three months ended December 31, 2018. Total assets decreased by $46.3 million from June 30, 2018 to September 30, 2018 primarily resulting from (i) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar; and (ii) a decrease in the valuation of investments. Both of these items were largely responsible for the decrease in other comprehensive income in the period. Total assets decreased by $23.9 million from March 31, 2018 to June 30, 2018 primarily resulting from (i) depletion expense; and (ii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period; partially offset by increases in the Company's cash balance due to positive cash flow from operating activities. Total assets decreased by $13.6 million from December 31, 2017 to March 31, 2018 primarily resulting from (i) depletion expense, (ii) non–cash impairment charges; and (iii) a reduction in the Hod Maden interest due to a devaluation of the Turkish Lira relative to the US dollar, with a corresponding decrease in other comprehensive income in the period.

## — NON-IFRS AND OTHER MEASURES

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per Attributable Gold Equivalent ounce, (ii) average realized gold price per Attributable Gold Equivalent ounce, (iii) cash operating margin, (iv) cash flows from operating activities excluding changes in non–cash working capital; and (v) all–in sustaining cost per gold ounce on a co–product basis. The presentation of these non–IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non–IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

**i.**    Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

| Figure 1.1 | 3 Months Ended Dec. 31, 2019 | | 3 Months Ended Dec. 31, 2018 | | Year Ended Dec. 31, 2019 | | Year Ended Dec. 31, 2018 | |
|---|---|---|---|---|---|---|---|---|
| Cost of Sales, excluding depletion [1] | $ | 4,972 | $ | 4,136 | $ | 18,286 | $ | 16,003 |
| **Divided by:** | | | | | | | | |
| Total Attributable Gold Equivalent ounces sold [2] | | 16,113 | | 14,182 | | 63,829 | | 57,646 |
| **Equals:** | | | | | | | | |
| **Average cash cost of gold (per Attributable Gold Equivalent ounce)** | **$** | **309** | **$** | **292** | **$** | **286** | **$** | **278** |

1    Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

2    The Company's royalty and other commodity stream revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.    Average realized gold price per Attributable Gold Equivalent ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of average realized gold price per Attributable Gold Equivalent ounce.

| Figure 1.2 | 3 Months Ended Dec. 31, 2019 | | 3 Months Ended Dec. 31, 2018 | | Year Ended Dec. 31, 2019 | | Year Ended Dec. 31, 2018 | |
|---|---|---|---|---|---|---|---|---|
| Total Revenue | $ | 23,995 | $ | 17,458 | $ | 89,434 | $ | 73,150 |
| **Divided by:** | | | | | | | | |
| Total Attributable Gold Equivalent ounces sold | | 16,113 | | 14,182 | | 63,829 | | 57,646 |
| **Equals:** | | | | | | | | |
| **Average realized gold price (per Attributable Gold Equivalent ounce)** | **$** | **1,489** | **$** | **1,231`** | **$** | **1,401** | **$** | **1,269** |

iii.    Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

iv.    Cash flows from operating activities excluding changes in non–cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non–cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non–cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of cash flows from operating activities excluding changes in non–cash working capital.

| Figure 1.3 | 3 Months Ended Dec. 31, 2019 | | 3 Months Ended Dec. 31, 2018 | | Year Ended Dec. 31, 2019 | | Year Ended Dec 31, 2018 | |
|---|---|---|---|---|---|---|---|---|
| Cash flows from operating activities | $ | 15,670 | $ | 10,844 | $ | 57,339 | $ | 47,574 |
| **Add:** | | | | | | | | |
| Changes in non-cash working capital | | (506) | | 332 | | 3,365 | | 1,493 |
| **Equals:** | | | | | | | | |
| **Cash flows from operating activities excluding changes in non-cash working capital** | **$** | **15,164** | **$** | **11,176** | **$** | **60,704** | **$** | **49,067** |

**v.** The Company has also used the non–IFRS measure of all–in sustaining cost per gold ounce on a co–product basis. With respect to the Hod Maden project, all–in sustaining cost per gold ounce on a co–product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all in sustaining cost per gold ounce on a co–product basis as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

[(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million ) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 ounces ) = $374 all in sustaining cost per ounce.

## — LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2019, the Company had cash and cash equivalents of $7.0 million (December 31, 2018 – $5.9 million) and working capital of $24.3 million (December 31, 2018 – $21.7 million). As of the date of the MD&A, $25 million remains drawn under the Revolving Facility.

During the year ended December 31, 2019, the Company generated cash flows from operating activities of $57.3 million compared with $47.6 million during the comparable period in 2018, with the increase being primarily attributable to both an increase in the average realized selling price of gold and an increase in Attributable Gold Equivalent ounces sold.

During the year ended December 31, 2019, the Company had net cash outflows from investing activities of $65.0 million which were primarily the result of (i) the $32.8 million payment in connection with the Fruta del Norte royalty acquisition, (ii) the $25.0 million payment to Americas Gold as part of the Relief Canyon stream, (iii) the acquisition of $24.1 million in investments and other; and (iv) a $3.0 million investment in the Company's Hod Maden interest. These outflows were partially offset by cash receipts of $23.3 million largely related to the sale of investments as the Company continues its strategy of monetizing its non–core assets. During the year ended December 31, 2018, the Company had net cash outflows from investing activities of $36.3 million which were primarily the result of (i) the $45.0 million payment in connection with the Houndé royalty acquisition; and (ii) the acquisition of $13.0 million in investments and other; partially offset by $24.8 million in cash receipts largely driven from the sale of Equinox debt and equity investments.

During the year ended December 31, 2019, the Company had net cash inflows from financing activities of $8.7 million primarily related to (i) a $92.5 million draw down on its revolving credit facility to help fund the Company's recent acquisitions; (ii) the subsequent repayment of $47.5 million under the same revolving credit facility as well as $2.7 million in related interest expense; and (iii) $46.6 million related to the redemption of the Company's common shares under the NCIB; partially offset by $13.1 million in proceeds from the exercise of stock options and warrants. During the year ended December 31, 2018, the Company had net cash outflows from financing activities of $18.1 million largely related to cash outflows of $20.5 million related to the redemption of the Company's common shares under the NCIB; partially offset by $3.3 million in proceeds from the exercise of stock options and warrants. During this same period, the Company drew down $16 million on its revolving credit facility to help fund the acquisition of the Houndé royalty. The $16 million draw down was subsequently repaid within the same period utilizing cash flow from operating activities and the proceeds from the sale of non–core investments.

## — COMMITMENTS AND CONTINGENCIES

In connection with its Streams, the Company has committed to purchase the following:

| Stream | % of Life of Mine Gold or Relevant Commodity [4, 5, 6, 7, 8] | Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1, 2, 3] |
|---|---|---|
| Black Fox | 8% | $561 |
| Chapada | 4.2% | 30% of copper spot price |
| Entrée | 5.62% on Hugo North Extension and 4.26% on Heruga | $220 |
| Karma | 26,875 ounces over 5 years and 1.625% thereafter | 20% of gold spot price |
| Ming | 25% of the first 175,000 ounces of gold produced, and 12% thereafter | $nil |
| Relief Canyon | 32,022 ounces over 5.5 years and 4% thereafter | Varies |
| Santa Elena | 20% | $455 |
| Yamana silver stream | 20% | 30% of silver spot price |

1   Subject to an annual inflationary adjustment except for Ming.

2   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3   For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4   For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

5   For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

6   For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

7   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

8   Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity in which Sandstorm entered into a Stream with). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Other contractual obligations of the Company are as follows:

| In $000s | 2020 | 2021–2022 | 2023–2024 | After 2024 | Total |
|---|---|---|---|---|---|
| Bank debt[1] | $ - | $ - | $ 25,000 | $ - | $ 25,000 |
| Interest[2] | 919 | 1,838 | 919 | - | 3,676 |
| Lease payments | 507 | 1,050 | 1,259 | 1,062 | 3,878 |
| **Total contractual obligations** | **$ 1,426** | **$ 2,888** | **$ 27,178** | **$ 1,062** | **$ 32,554** |

1   *As at February 13, 2020, the Company had $25 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the four-year term of the facility, assuming no extension periods.*

2   *As the applicable interest rate is floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at February 13, 2020 does not change until the debt maturity date.*

## — SHARE CAPITAL

As of February 13, 2020, the Company had 178,757,441 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2016 equity financing used to reduce the balance of the Company's revolving credit facility.

A summary of the Company's share purchase options as of February 13, 2020 is as follows:

| Year of expiry | Number outstanding | Vested | Exercise price per share (range) (CAD)[1] | Weighted average exercise price per share (CAD)[1,2] |
|---|---|---|---|---|
| 2020 | 521,000 | 521,000 | 3.60–3.64 | 3.61 |
| 2021 | 1,216,000 | 1,216,000 | 4.96 | 4.96 |
| 2022 | 1,254,200 | 989,202 | 4.91–15.00 | 5.25 |
| 2023 | 3,128,333 | 1,041,670 | 5.92 | 5.92 |
| 2024 | 1,427,000 | - | 8.89 | - |
| | **7,546,533** | **3,767,872** | | **5.11** |

1   *For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.*

2   *Weighted average exercise price of options that are exercisable.*

A summary of the Company's warrants as of February 13, 2020 is as follows:

| Number outstanding | Exercise price per share | Expiry Date |
| --- | --- | --- |
| 15,000,000 | 3.50 | October 27, 2020 |
| 4,951,849 | 4.00 | November 3, 2020 |
| **19,951,849** | | |

Subsequent to December 31, 2019, 1,500,000 of the Company's outstanding warrants were exercised at an exercise price of $4.50 per share.

The Company has 2,617,732 Restricted Share Rights ("RSRs") outstanding as at February 13, 2020.

## — KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

| In $000s | Year Ended Dec. 31, 2019 | | Year Ended Dec 31, 2018 | |
| --- | --- | --- | --- | --- |
| Employee salaries and benefits | $ | 2,541 | $ | 1,818 |
| Share based payments | | 3,761 | | 2,695 |
| **Total key management compensation expense** | **$** | **6,302** | **$** | **4,513** |

## — FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, short–term and long–term investments, loans receivable which are included in other assets, trade and other payables and bank debt. The Company's short and long–term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long–term strategic purposes. The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable which are included in other assets, trade and other payables and bank debt approximate their carrying values at December 31, 2019.

**Credit Risk**

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company's investments in convertible debentures. The Company's trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high–quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debentures due from Equinox and Americas Gold are subject to the respective counterparty credit risk and the Company's ability to realize on its security. Furthermore, the convertible debenture due from Equinox is subject to the risk that the value of Equinox's equity decreases below the puttable price of the instrument. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

**Currency Risk**

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2019 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

**Other Risks**

Sandstorm holds common shares, convertible debentures, warrants and investments of other companies with a combined fair market value as at December 31, 2019 of $83.6 million (December 31, 2018 – $60.2 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at December 31, 2019 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.6 million and other comprehensive income by $5.2 million.

## — OTHER RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 22, 2019, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Project, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the San Andres Mine, the Prairie Creek Project, the Bracemac–McLeod Mine, the Hod Maden Project, the Hackett River Project, the Lobo–Marte Project, Agi Dagi and Kirazli, Houndé Mine and other royalties and commodity streams in Sandstorm's portfolios are hereafter referred to as the "Mines".

### Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

### No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp–up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

### Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

### International Operations

The operations with respect to the Company's gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D'Ivoire, Argentina, Brazil, Chile, Peru, Paraguay, Honduras, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company's 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in Hod Maden if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.'s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

### Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's prior years' tax returns may be audited by the Canada Revenue Agency ("CRA"), and no assurances can be given that tax matters, if they so arise will be resolved favorably. The CRA recently completed an audit of Sandstorm Gold Ltd.'s 2009 – June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company's financial statements if the Company accepted the CRA's proposed adjustments. The majority of the Company's Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The profits attributable to the Company's historical Barbados entity have all been attributed to Canada and the profits from these Streams continue to be subject to Canadian tax.

### Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the "Metals"). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

### Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

### Information Systems and Cyber Security

The Company's information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties.

The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber–attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

### Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company's ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

### Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non–compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies' operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm's operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm's reputation and could adversely affect Sandstorm's results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm's mining interests are exposed to climate–related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

### Solvency Risk of Counterparties and Other

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Revolving Facility is secured against the Company's assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company's common shares and financial results.

## — OTHER

### Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2019 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

### Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the

Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by National Instrument 52–109 in Canada ("NI 52–109") and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2019, the disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13(a)–15(e) under the Securities Exchange Act of 1934, as amended) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

- ↗ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

- ↗ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

- ↗ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↗ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2019, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

## Changes in Internal Controls

There were no changes in internal controls of the Company during the year ended December 31, 2019 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting or disclosure controls and procedures.

## Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision–making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

## New Accounting Policies

The IASB has issued the following new standards which are effective January 1, 2019. Pronouncements that are not applicable to the Company have been excluded from this note. Note 3 of the Company's 2019 annual financial statements describes new accounting policies that have been adopted in the period.

**IFRS 16: LEASES**

IFRS 16 establishes a comprehensive framework for recognition, measurement and classification of leases and requires lessees to recognize assets and liabilities for most leases. It has replaced International Accounting Standard ("IAS") 17 Leases and related interpretations. The Company has adopted IFRS 16 retrospectively from January 1, 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are recognized on the opening statement of financial position on January 1, 2019 to the extent they arise; however, no adjustments were necessary to the Company's opening retained earnings as a result of the adoption of this standard. With respect to the Company's office leases, a $3 million right–of–use asset and a corresponding liability for the same amount was recognized as at January 1, 2019. Adoption of the new standard did not give rise to any material changes to the Company's processes, IT controls or annual financial statements.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019. The associated right–of–use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018. Refer to Note 3 of the Company's annual financial statements for the amended accounting policy as a result of adoption of IFRS 16.

**IFRIC INTERPRETATION 23: UNCERTAINTY OVER INCOME TAX TREATMENTS**

In June 2017, the IASB issued IFRS Interpretations Committee ("IFRIC") Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 is effective January 1, 2019 and is to be applied retrospectively. The new standard did not have a material impact on the Company's annual financial statements.

## FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward–looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward–looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward–looking information, except as required by law.

Generally, forward–looking information can be identified by the use of forward–looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward–looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward–looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo–Marte Project, Agi Dagi and Kirazli or the Bracemac–McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2018 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward–looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo–Marte Project, Agi Dagi and Kirazli and the Bracemac–McLeod Mine. Forward–looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward–looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward–looking information.

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

**"Nolan Watson"**
President & Chief Executive Officer

**"Erfan Kazemi"**
Chief Financial Officer

February 13, 2020

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

### Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

### Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

**ACCOUNTING FOR THE COMPANY'S ACQUISITION OF THE RELIEF CANYON GOLD AND SILVER STREAM AND ROYALTY**

As described in Notes 4 and 6 to the consolidated financial statements, the Company entered into a financing package with Americas Gold and Silver Corporation during 2019 which included a $25 million gold and silver stream and a net smelter returns royalty (royalty) on the Relief Canyon gold and silver project in Nevada, U.S.A (Relief Canyon). Management determined that the Company's acquisition of the Relief Canyon gold and silver stream and royalty is a mineral interest. The determination of whether an acquisition should be accounted for as a mineral interest or a financial instrument requires the application of management judgment to consider factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9; (iii) whether there is a contractual commitment to repay amounts under the gold and silver stream; and (iv) the expected timing and amount of future deliveries of gold and silver under the stream with reference to the existing mine plan.

The principal considerations for our determination that performing procedures relating to the accounting for the Company's acquisition of the Relief Canyon gold and silver stream and royalty is a critical audit matter are (i) there was judgment by management when determining whether an acquisition should be accounted for as a mineral interest or a financial instrument, including considering factors such as the terms of the agreement, the applicability of the own use exemption under IFRS 9, whether there is a contractual commitment to repay amounts under the gold and silver stream and the expected timing and amount of future deliveries of gold and silver under the stream with reference to the existing mine plan; which in turn led to (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to management's determination of the accounting for the acquisition of streams and royalties.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's review of the accounting for complex transactions, which include acquisitions of streams and royalties. These procedures also included, among others, evaluating the reasonableness of management's determination of the accounting for the acquisition of streams and royalties, including (i) reading the gold and silver stream and royalty agreement and whether the key terms in management's accounting analysis have been appropriately identified; (ii) evaluating the reasonableness of management's assessment of whether the own use exemption under IFRS 9 applies with reference to the expected purchases of gold and silver under the stream; (iii) evaluating the reasonableness of management's assessment of whether there is a contractual commitment to repay amounts under the gold and silver stream; and (iv) assessing the expected timing and amount of future deliveries of gold and silver under the stream with reference to existing mine plans for the Relief Canyon gold and silver project.

**ASSESSMENT OF IMPAIRMENT INDICATORS OF MINERAL, ROYALTY AND OTHER INTERESTS AND OF THE HOD MADEN INTEREST**

As described in Notes 4, 6 and 7 to the consolidated financial statements, the Company's mineral, royalty and other interests carrying amount was $395.5 million and the Hod Maden interest carrying amount was $116.6 million as of December 31, 2019. Management assesses whether any indication of impairment exists at the end of each reporting period for each mineral, royalty and other interest and for the Hod Maden interest, including assessing whether there are observable indications that the asset's value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of mineral, royalty and other interests and of the Hod Maden interest is a critical audit matter are (i) there was judgment by management when assessing whether there were indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future; which in turn led to (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to management's assessment of impairment indicators of mineral, royalty and other interests and of the Hod Maden interest.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's review of the assessment of impairment indicators of mineral, royalty and other interests and of the Hod Maden interest. These procedures also included, among others, evaluating the reasonableness of management's assessment of indicators of impairment for a sample of mineral, royalty and other interests and of the Hod Maden interest, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future, by considering (i) the current and past performance of the underlying mining operation associated with the interest; (ii) external market and industry data; (iii) the publicly disclosed information by operators of the underlying mining operation associated with the interests; and (iv) whether management's assessment of impairment indicators of mineral, royalty and other interests and of the Hod Maden interest was consistent with evidence obtained in other areas of the audit.

**/S/ PricewaterhouseCoopers LLP**
Chartered Professional Accountants
Vancouver, Canada

February 13, 2020

*We have served as the Company's auditor since 2016.*

**SECTION 03**

# Consolidated Financial Statements

**For The Year Ended December 31, 2019**

## Consolidated Statements of Financial Position

Expressed in U.S. Dollars ($000s)

| Assets | Note | December 31, 2019 | December 31, 2018 |
|---|---|---|---|
| **Current** | | | |
| Cash and cash equivalents | | $ 6,971 | $ 5,892 |
| Short-term investments | 8 | 10,801 | 13,937 |
| Trade and other receivables | | 7,611 | 4,915 |
| Other current assets | | 2,761 | 1,955 |
| | | $ 28,144 | $ 26,699 |
| **Non-current** | | | |
| Mineral, royalty and other interests | 6 | $ 395,533 | $ 374,206 |
| Hod Maden interest | 7 | 116,585 | 127,224 |
| Investments | 8 | 72,840 | 46,243 |
| Deferred income tax assets | 11 | 4,303 | 9,038 |
| Other long-term assets | | 5,770 | 5,477 |
| **Total assets** | | **$ 623,175** | **$ 588,887** |

| Liabilities | Note | December 31, 2019 | December 31, 2018 |
|---|---|---|---|
| **Current** | | | |
| Trade and other payables | | $ 3,865 | $ 4,980 |
| **Non-current** | | | |
| Bank debt | 9 | $ 45,000 | $ – |
| Lease liabilities and other | | 3,414 | 510 |
| | | **$ 52,279** | **$ 5,490** |

| Equity | Note | December 31, 2019 | December 31, 2018 |
|---|---|---|---|
| Share capital | 10 | $ 657,551 | $ 684,722 |
| Reserves | | 20,466 | 20,712 |
| Deficit | | (2,866) | (19,263) |
| Accumulated other comprehensive loss | | (104,255) | (102,774) |
| | | $ 570,896 | $ 583,397 |
| **Total liabilities and equity** | | **$ 623,175** | **$ 588,887** |

*Commitments and contingencies (Note 15)*

ON BEHALF OF THE BOARD:

**"Nolan Watson",** *Director*     **"David De Witt",** *Director*

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Income (Loss)

Expressed in U.S. Dollars ($000s)
Except for per share amounts

| | Note | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|---|
| Sales | 16 | $ 63,602 | $ 50,632 |
| Royalty revenue | 16 | 25,832 | 22,518 |
| | | $ 89,434 | $ 73,150 |
| | | | |
| Cost of sales, excluding depletion | 16 | $ 18,286 | $ 16,003 |
| Depletion | 16 | 37,845 | 29,028 |
| *Total cost of sales* | | $ 56,131 | $ 45,031 |
| | | | |
| *Gross profit* | | $ 33,303 | $ 28,119 |
| | | | |
| **Expenses and other (income)** | | | |
| ▸ Administration expenses [1] | 12 | $ 8,274 | $ 6,897 |
| ▸ Project evaluation [1] | | 5,910 | 4,356 |
| ▸ Gain on revaluation of investments | 8 | (9,456) | (31) |
| ▸ Finance expense | | 3,503 | 1,661 |
| ▸ Mineral, royalty and other interests impairments | 6 (c) | 2,660 | 4,475 |
| ▸ Finance income | | (756) | (76) |
| ▸ Foreign exchange loss | | 86 | 2,631 |
| ▸ Other | | 74 | (498) |
| *Income before taxes* | | $ 23,008 | $ 8,704 |
| | | | |
| Current income tax expense | 11 | $ 2,240 | $ 1,290 |
| Deferred income tax expense | 11 | 4,371 | 1,542 |
| | | $ 6,611 | $ 2,832 |
| **Net income for the year** | | **$ 16,397** | **$ 5,872** |
| | | | |
| Basic earnings per share | | $ 0.09 | $ 0.03 |
| Diluted earnings per share | | $ 0.09 | $ 0.03 |
| | | | |
| **Weighted average number of common shares outstanding** | | | |
| ▸ Basic | 10 (e) | 177,619,824 | 183,381,187 |
| ▸ Diluted | 10 (e) | 190,220,013 | 190,985,786 |
| [1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation | | $ 5,180 | $ 3,858 |

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Comprehensive Income (Loss)

Expressed in U.S. Dollars ($000s)

| | Note | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|---|
| **Net income for the year** | | **$ 16,397** | **$ 5,872** |
| | | | |
| **Other comprehensive (loss) for the year** | | | |
| **Items that may subsequently be re-classified to net income:** | | | |
| Currency translation differences | | $ (13,140) | $ (50,383) |
| **Items that will not subsequently be re-classified to net income:** | | | |
| Gain (loss) on FVTOCI investments | 8 | 11,709 | (10,953) |
| Tax expense on FVTOCI investments | | (50) | (704) |
| Total other comprehensive (loss) for the year | | $ (1,481) | $ (62,040) |
| **Total comprehensive income (loss) for the year** | | **$ 14,916** | **$ (56,168)** |



The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Cash Flows

Expressed in U.S. Dollars ($000s)

| Cash flow from (used in): | Note | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|---|
| **Operating activities** | | | |
| ▸ Net income for the year | | $ 16,397 | $ 5,872 |
| *Items not affecting cash:* | | | |
| ▸ Depletion and depreciation | | $ 38,291 | $ 29,459 |
| ▸ Mineral, royalty and other interests impairments | 6 (c) | 2,660 | 4,475 |
| ▸ Deferred income tax expense | | 4,371 | 1,542 |
| ▸ Share based payments | | 5,180 | 3,858 |
| ▸ Gain on revaluation of investments | 8 | (9,456) | (31) |
| ▸ Interest expense and financing amortization | | 3,327 | 1,624 |
| ▸ Unrealized foreign exchange loss | | 68 | 2,005 |
| ▸ (Gain) loss on mineral interest disposal and other | | (134) | 263 |
| ▸ Changes in non-cash working capital | 13 | (3,365) | (1,493) |
| | | $ 57,339 | $ 47,574 |
| **Investing activities** | | | |
| ▸ Acquisition of mineral, royalty and other interests | 6 | $ (61,288) | $ (46,031) |
| ▸ Proceeds from disposal of investments and other | | 23,327 | 24,770 |
| ▸ Acquisition of investments and other assets | | (24,070) | (13,030) |
| ▸ Investment in Hod Maden interest | 7 | (3,000) | (1,979) |
| | | $ (65,031) | $ (36,270) |
| **Financing activities** | | | |
| ▸ Redemption of common shares (normal course issuer bid) | 10 (a) | $ (46,613) | $ (20,464) |
| ▸ Bank debt drawn | | 92,500 | 16,000 |
| ▸ Bank debt repaid | | (47,500) | (16,000) |
| ▸ Interest paid | | (2,702) | (992) |
| ▸ Proceeds on exercise of warrants, options and other | | 13,064 | 3,313 |
| | | $ 8,749 | $ (18,143) |
| Effect of exchange rate changes on cash and cash equivalents | | $ 22 | $ 192 |
| *Net increase (decrease) in cash and cash equivalents* | | $ 1,079 | $ (6,647) |
| *Cash and cash equivalents — beginning of the year* | | 5,892 | 12,539 |
| **Cash and cash equivalents — end of the year** | | **$ 6,971** | **$ 5,892** |

*Supplemental cash flow information (Note 13)*

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Changes in Equity

Expressed in U.S. Dollars ($000s)

| | Note | Share Capital | | Reserves | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Number | Amount | Share Options and Restricted Share Rights | Share Purchase Warrants | Deficit | Accumulated Other Comprehensive Loss | Total |
| **At January 1, 2018** | | **182,685,502** | **$ 693,880** | **$ 15,741** | **$ 7,918** | **$ (25,135)** | **$ (40,734)** | **$ 651,670** |
| Options exercised | 10 (b) | 1,440,907 | 4,834 | (1,253) | – | – | – | 3,581 |
| Warrants exercised and expired | 10 (c) | 1,021,624 | 3,965 | – | (2,954) | – | – | 1,011 |
| Vesting of restricted share rights | | 522,322 | 2,598 | (2,598) | – | – | – | – |
| Acquisition and cancellation of common shares (normal course issuer bid) | | (4,788,775) | (20,555) | – | – | – | – | (20,555) |
| Share based payments | | – | – | 3,858 | – | – | – | 3,858 |
| Total comprehensive income (loss) | | – | – | – | – | 5,872 | (62,040) | (56,168) |
| **At December 31, 2018** | | **180,881,580** | **$ 684,722** | **$ 15,748** | **$ 4,964** | **$ (19,263)** | **$ (102,774)** | **$ 583,397** |
| Options exercised | 10 (b) | 3,181,108 | 10,766 | (3,616) | – | – | – | 7,150 |
| Warrants exercised and expired | 10 (c) | 1,506,051 | 7,068 | – | (294) | – | – | 6,774 |
| Vesting of restricted share rights | | 339,404 | 1,516 | (1,516) | – | – | – | – |
| Acquisition and cancellation of common shares (normal course issuer bid) | 10 (a) | (8,680,202) | (46,521) | – | – | – | – | (46,521) |
| Share based payments | | – | – | 5,180 | – | – | – | 5,180 |
| Total comprehensive income (loss) | | – | – | – | – | 16,397 | (1,481) | 14,916 |
| **At December 31, 2019** | | **177,227,941** | **$ 657,551** | **$ 15,796** | **$ 4,670** | **$ (2,866)** | **$ (104,255)** | **$ 570,896** |

The accompanying notes are an integral part of these consolidated financial statements.

# Notes to the Consolidated Financial Statements

**December 31, 2019  |  Expressed in U.S. Dollars**

## 1  NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements ("Gold Streams" or "Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine's production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 13, 2020.

## 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### A  Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

### B  Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value or amortized cost.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

### C  Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all wholly owned), Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited and Mariana Turkey Limited. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

### D   Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the Consolidated Statements of Income (Loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statements of Income (Loss).

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the Consolidated Statements of Financial Position.

### E   Investment in Associate

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Hod Maden interest on the Company's Consolidated Statements of Financial Position represents an investment in an associate.

The Company accounts for its investment in an associate using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of the associate is recognized in net income during the period. Dividends received from the associate are accounted for as a reduction in the carrying amount of the Company's investment.

### F   Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

### G   Mineral, Royalty and Other Interests

Mineral, royalty and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral, royalty and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a mineral, royalty or other interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

**H   Impairment of Mineral, Royalty and Other Interests**

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable and at each reporting period. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves and the portion of resources expected to be classified as mineral reserves as well as exploration potential expected to be converted into resources. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by analysts

and management's expectations. The discount rate is estimated using an average discount rate incorporating analyst views to value precious metal royalty companies. Value in use is determined as the future value of present cash flows expected to be derived from continuing use of an asset in its present form for those assets where value in use exceeds fair value less costs of disposal. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recognized within net income (loss) immediately.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

**I   Exploration Assets**

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred. Exploration and evaluation costs arising following the acquisition of an exploration license are capitalized on a project-by-project basis. Costs incurred include appropriate technical and administrative overheads. Exploration assets are carried at historical cost less any impairment losses recognized. Exploration and evaluation activity includes geological and geophysical studies, exploratory drilling and sampling and resource development.

Upon demonstration of the technical and commercial feasibility of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management assesses exploration assets for impairment at each reporting period or when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

**J    Revenue Recognition**

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty and mineral stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and mineral stream interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For Stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is transferred by the Company to its third-party customers.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

**K    Foreign Currency Translation**

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes S.A., Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited and Mariana Turkey Limited the functional currency is the U.S. dollar.

The functional currency of the Company's Hod Maden interest in associate is the Turkish Lira. To translate the Hod Maden interest to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the average exchange rates during the period. All resulting exchange differences are recognized in other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity's functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

**L    Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable which are included in other current assets, trade and other payables and bank debt. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, trade receivables and other, and loans receivable which are included in other current assets are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

The company's financial assets which are subject to credit risk include cash and cash equivalents, trade receivables and other and loans receivable which are included in other current assets. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company's financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recognized on financial assets during the years ended December 31, 2019 and December 31, 2018.

Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss ("FVTPL"). These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

### M   Inventory

When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the related mineral interest.

### N   Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

### O   Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity, and relating to investments in common shares designed as FVTOCI which is recognized in other comprehensive income. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

**P     Share Capital and Share Purchase Warrants**

The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.

**Q     Earnings Per Share**

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

**R     Share Based Payments**

The Company recognizes share based compensation expense for all share purchase options and restricted share rights ("RSRs") awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitors market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company's future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

**S     Related Party Transactions**

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

**T   Segment Reporting**

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company's operating segments are components of the Company's business for which discrete financial information is available and which are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

**U   Leases**

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred, which is then amortized over the life of the lease on a straight-line basis. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. Payments against the lease are then offset against the lease liability. The lease liability and right-of-use asset are subsequently re-measured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

**3   NEW ACCOUNTING POLICIES AND FUTURE CHANGES IN ACCOUNTING POLICIES**

**Adoption of IFRS 16: Leases**

IFRS 16 establishes a comprehensive framework for recognition, measurement and classification of leases and requires lessees to recognize assets and liabilities for most leases. It has replaced International Accounting Standard ("IAS") 17 Leases and related interpretations. The Company has adopted IFRS 16 retrospectively from January 1, 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are recognized on the opening statement of financial position on January 1, 2019 to the extent they arise; however, no adjustments were necessary to the Company's opening retained earnings as a result of the adoption of this standard. With respect to the Company's office leases, a $3 million right-of-use asset, recognized in non-current other assets, and a corresponding liability for the same amount was recognized as at January 1, 2019. Adoption of the new standard did not give rise to any material changes to the Company's processes, IT controls or condensed consolidated interim financial statements.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019. The associated right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018.

**IFRIC Interpretation 23: Uncertainty Over Income Tax Treatments**

In June 2017, the IASB issued IFRS Interpretations Committee ("IFRIC") Interpretation 23 Uncertainty over Income Tax Treatments, which is applied to the determination of taxable profit or loss, unused tax losses, unused tax credits, tax rates and tax bases, when there is uncertainty about income tax treatment under IAS 12 Income Taxes. IFRIC 23 is effective January 1, 2019 and is to be applied retrospectively. The new standard did not have a material impact on the Company's consolidated financial statements.

## 4   KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

### A   Attributable Reserve and Resource Estimates

Mineral, royalty and other interests are a significant class of assets of the Company, with a carrying value of $395.5 million at December 31, 2019 (2018 — $374.2 million). This amount represents the capitalized expenditures related to the acquisition of the mineral, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has stream and royalty agreements, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment.

Changes in the Reserve or Resource estimates may impact the carrying value of the Company's mineral, royalty and other interests and depletion charges.

The Company's mineral and royalty interests are depleted on a units-of-production basis, with estimated recoverable Reserves and Resources being used to determine the depletion rate for each of the Company's mineral and royalty interests. These calculations require determination of the amount of recoverable Resources to be converted into Reserves. Changes to depletion rates are accounted for prospectively.

### B   Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

↗ *The purpose and design of the investee entity.*

↗ *The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.*

↗ *The size of the Company's equity ownership and voting rights, including potential voting rights.*

↗ *The size and dispersion of other voting interests, including the existence of voting blocks.*

↗ *Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.*

↗ *Other relevant and pertinent factors.*

If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

### C    Income Taxes

The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Chile, Ecuador, Turkey, Guernsey, Mexico or any of the countries in which the mining operations are located or to which shipments of gold and other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgements and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgements. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 11 for more information.

### D    Impairment of Assets

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each mineral, royalty and other interest and the Hod Maden interest, including assessing whether there are observable indications that the asset's value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from mineral interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.

The recoverable amount is determined by calculating the present value of expected future cash flows. The discount rate is based on the Company's weighted average cost of capital, adjusted for various risks. The expected future cash flows are management's best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when determining the fair value attributable to acquired mineral and royalty interests. Expected future revenues also reflect management's estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Gold Stream, Stream, or royalty, as disclosed in note 15 to the financial statements.

### E    Accounting for Acquisition of Assets and Mineral Interests

The Company's business is the acquisition of Gold Streams, Streams, and royalties. Each mineral, royalty and other interest agreement has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a mineral, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9; (iii) whether there is a contractual commitment to repay amounts under the Stream; and (iv) the expected timing and amount of future deliveries of gold, silver and other commodities under the Stream with reference to the existing mine plan.

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of mineral, royalty and other interests generally requires a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

**F    Functional Currency**

The functional currency for each of the Company's subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

**5    FINANCIAL INSTRUMENTS**

**A    Capital Risk Management**

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2019, the capital structure of the Company consists of $570.9 million (2018 — $583.4 million) of equity attributable to common shareholders, comprising of issued capital (note 10), accumulated reserves, deficit and accumulated other comprehensive income (loss). The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit agreement governing bank debt. The Company is in compliance with the debt covenants described in note 9 as at December 31, 2019.

**B    Fair Value Estimation**

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

**Level 1 |** Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

**Level 2 |** Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company's results.

**Level 3 |** Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019 and December 31, 2018.

**As at December 31, 2019:**

| In $000s | | Total | Quoted prices in active markets for identical assets (Level 1) | | Significant other observable inputs (Level 2) | | Significant unobservable inputs (Level 3) |
|---|---|---|---|---|---|---|---|
| **Short-term investments** | | | | | | | |
| Convertible debt | $ | 10,801 | $ | - | $ | 10,801 | $ - |
| **Long-term investments** | | | | | | | |
| Common shares held | $ | 52,325 | $ | 52,325 | $ | - | $ - |
| Warrants and other | | 4,623 | | - | | 4,623 | - |
| Convertible debt | | 15,892 | | - | | 15,892 | - |
| | $ | **83,641** | $ | **52,325** | $ | **31,316** | $ **-** |

**As at December 31, 2018:**

| In $000s | | Total | Quoted prices in active markets for identical assets (Level 1) | | Significant other observable inputs (Level 2) | | Significant unobservable inputs (Level 3) |
|---|---|---|---|---|---|---|---|
| **Short-term investments** | | | | | | | |
| Convertible debt | $ | 13,937 | $ | - | $ | 13,937 | $ - |
| **Long-term investments** | | | | | | | |
| Common shares held | $ | 33,139 | $ | 33,139 | $ | - | $ - |
| Warrants and other | | 2,106 | | - | | 2,106 | - |
| Convertible debt | | 10,998 | | - | | 10,998 | - |
| | $ | **60,180** | $ | **33,139** | $ | **27,041** | $ **-** |

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade and other receivables, loans receivable which are included in other assets, and trade and other payables approximate their carrying values at December 31, 2019 and December 31, 2018 due to their short-term nature. The fair value of the Company's bank debt approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the years ended December 31, 2019 and December 31, 2018.

**C  Credit Risk**

The Company's credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company's investments in convertible debentures. The Company's trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company's investments in convertible debentures are subject to the counterparties' credit risk. In particular, the Company's convertible debentures due from Equinox Gold Corp. ("Equinox") and Americas Gold (defined herein) is subject to the respective counterparty credit risk and the Company's ability to realize on its security. Furthermore, the convertible debenture due from Equinox is subject to the risk that the value of Equinox's equity decreases below the puttable price of the instrument. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

**D  Currency Risk**

Financial instruments that impact the Company's net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2019 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

**E  Liquidity Risk**

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company's revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2019, the Company had cash and cash equivalents of $7.0 million (December 31, 2018 – $5.9 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at December 31, 2019, of $83.6 million (December 31, 2018 – $60.2 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

**F  Other Price Risk**

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long term investments are impacted by various underlying factors including commodity prices. Based on the Company's investments held as at December 31, 2019 a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.6 million and other comprehensive income by $5.2 million.

## 6 MINERAL, ROYALTY AND OTHER INTERESTS

### A Carrying Amount

As of and for the year ended December 31, 2019:

| In $000s | Cost | | | Accumulated Depletion | | | | | Carrying Amount |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Opening | Net Additions (Disposals) | Ending | Opening | Depletion[1] | Depletion in Ending Inventory | Impairment | Ending | Carrying Amount |
| **Aurizona** *Brazil* | $ 11,033 | $ 58 | $ 11,091 | $ 310 | $ 675 | $ – | $ – | $ 985 | $ 10,106 |
| **Bachelor Lake** *Canada* | 24,029 | 4 | 24,033 | 23,564 | 469 | – | – | 24,033 | – |
| **Black Fox** *Canada* | 37,799 | 18 | 37,817 | 28,091 | 1,321 | – | – | 29,412 | 8,405 |
| **Bracemac-McLeod** *Canada* | 21,495 | – | 21,495 | 16,521 | 1,578 | – | – | 18,099 | 3,396 |
| **Chapada** *Brazil* | 69,528 | 26 | 69,554 | 10,602 | 3,366 | – | – | 13,968 | 55,586 |
| **Diavik** *Canada* | 53,111 | – | 53,111 | 23,569 | 7,256 | – | 2,448 | 33,273 | 19,838 |
| **Fruta del Norte** *Ecuador* | – | 33,259 | 33,259 | – | 34 | – | – | 34 | 33,225 |
| **Hod Maden** *Turkey* | 5,818 | – | 5,818 | – | – | – | – | – | 5,818 |
| **Houndé** *Burkina Faso* | 45,036 | 65 | 45,101 | 4,478 | 4,037 | – | – | 8,515 | 36,586 |
| **Hugo North Extension and Heruga** *Mongolia* | 35,351 | – | 35,351 | – | – | – | – | – | 35,351 |
| **Karma** *Burkina Faso* | 26,289 | – | 26,289 | 9,873 | 3,375 | – | – | 13,248 | 13,041 |
| **Ming** *Canada* | 20,070 | – | 20,070 | 9,866 | 1,189 | – | – | 11,055 | 9,015 |
| **Relief Canyon** *United States* | – | 26,416 | 26,416 | – | – | – | – | – | 26,416 |
| **Santa Elena** *Mexico* | 23,354 | – | 23,354 | 21,058 | 552 | – | – | 21,610 | 1,744 |
| **Yamana silver stream** *Argentina* | 74,236 | 16 | 74,252 | 6,072 | 9,692 | – | – | 15,764 | 58,488 |
| **Other Royalties**[2] | 209,579 | 862 | 210,441 | 128,518 | 3,193 | – | 212 | 131,923 | 78,518 |
| **Total**[3] | **$ 656,728** | **$ 60,724** | **$ 717,452** | **$ 282,522** | **$ 36,737** | **$ –** | **$ 2,660** | **$ 321,919** | **$ 395,533** |

1   *Depletion during the period in the Consolidated Statements of Income (loss) of $37.8 million is comprised of depletion expense for the period of $36.7 million, and $1.1 million from depletion in ending inventory as at December 31, 2018.*

2   *Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.*

3   *Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $56.4 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $339.1 million.*

As of and for the year ended December 31, 2018:

| In $000s | Cost | | | Accumulated Depletion | | | | | Carrying Amount |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Opening | Net Additions (Disposals) | Ending | Opening | Depletion[1] | Depletion in Ending Inventory | Impairment | Ending | |
| **Aurizona** *Brazil* | $  11,033 | $       - | $  11,033 | $    310 | $     - | $     - | $     - | $    310 | $   10,723 |
| **Bachelor Lake** *Canada* | 24,009 | 20 | 24,029 | 23,183 | 381 | - | - | 23,564 | 465 |
| **Black Fox** *Canada* | 37,791 | 8 | 37,799 | 26,831 | 1,260 | - | - | 28,091 | 9,708 |
| **Bracemac-McLeod** *Canada* | 21,495 | - | 21,495 | 15,194 | 1,327 | - | - | 16,521 | 4,974 |
| **Chapada** *Brazil* | 69,528 | - | 69,528 | 6,502 | 4,100 | - | - | 10,602 | 58,926 |
| **Diavik** *Canada* | 53,111 | - | 53,111 | 17,872 | 5,697 | - | - | 23,569 | 29,542 |
| **Hod Maden** *Turkey* | 5,818 | - | 5,818 | - | - | - | - | - | 5,818 |
| **Houndé** *Burkina Faso* | - | 45,036 | 45,036 | - | 4,478 | - | - | 4,478 | 40,558 |
| **Hugo North Extension and Heruga** *Mongolia* | 35,351 | - | 35,351 | - | - | - | - | - | 35,351 |
| **Karma** *Burkina Faso* | 26,289 | - | 26,289 | 6,203 | 3,270 | 400 | - | 9,873 | 16,416 |
| **Ming** *Canada* | 20,070 | - | 20,070 | 9,046 | 120 | 700 | - | 9,866 | 10,204 |
| **Santa Elena** *Mexico* | 23,342 | 12 | 23,354 | 20,466 | 584 | 8 | - | 21,058 | 2,296 |
| **Yamana silver stream** *Argentina* | 74,236 | - | 74,236 | 3,680 | 2,392 | - | - | 6,072 | 68,164 |
| **Other Royalties**[2] | 203,198 | 1,577 | 204,775 | 115,298 | 3,941 | - | 4,475 | 123,714 | 81,061 |
| **Other**[3] | 9,461 | (4,657) | 4,804 | 4,670 | 134 | - | - | 4,804 | - |
| **Total**[4] | **$  614,732** | **$  41,996** | **$  656,728** | **$  249,255** | **$  27,684** | **$  1,108** | **$  4,475** | **$  282,522** | **$   374,206** |

1    *Depletion during the year in the Consolidated Statements of Income (loss) of $29.0 million is comprised of depletion expense for the year of $27.7 million, and $1.3 million from depletion in ending inventory as at December 31, 2017.*

2    *Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and others.*

3    *Includes Koricancha Stream and other.*

4    *Mineral, Royalty and Other Interests includes assets accounted for under IFRS 6 (Exploration and Evaluation) of $58.1 million and assets accounted for under IAS 16 (Property, Plant and Equipment) of $316.1 million.*

## B    Significant updates and other transactions

**DURING THE YEAR ENDED DECEMBER 31, 2019:**

### Fruta del Norte

On January 18, 2019, the Company acquired a 0.9% NSR royalty on precious metals produced from the Fruta del Norte gold project in Ecuador, currently under construction by Lundin Gold Inc. The NSR royalty was acquired from a private third party for $32.8 million in cash and covers all mining concessions held by Lundin Gold Inc. on the Fruta del Norte gold project.

### Relief Canyon

On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corp. ("Americas Gold") which includes a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A. ("Relief Canyon" or the "Relief Canyon Project"), a $10 million convertible debenture and a $7.5 million private placement.

Under the terms of the precious metals stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period beginning in April 2020 (the "Fixed Deliveries"). Under certain conditions, the starting date under the Fixed Deliveries may be extended by up to six months. After receipt of the Fixed Deliveries, the Company is entitled to purchase 4% of the gold and silver produced from the Relief Canyon Project for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine. The $25 million precious metal stream advance was conditional upon commencement of construction of the project and other customary provisions and has been fully remitted as at December 31, 2019.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon Project by delivering 4,000 ounces of gold to Sandstorm (the "Purchase Option"). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%.

**DURING THE YEAR ENDED DECEMBER 31, 2018:**

### Houndé

On January 17, 2018, the Company acquired a 2% net smelter returns royalty ("NSR") on the producing Houndé gold mine in Burkina Faso, owned and operated by Endeavour Mining Corporation. The royalty was acquired from Acacia Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements.

### Koricancha

In August 2018, the Company disposed of its interest in the Koricancha Gold Stream. The fair value of the financial instruments received on disposal amounted to $4.3 million, resulting in a $0.4 million loss.

## C    Impairments

**DURING THE YEAR ENDED DECEMBER 31, 2019:**

As a result of a continued decline in the price of diamonds, the Company estimated the recoverable amount of the Diavik royalty and recorded an impairment charge of $2.4 million. The recoverable amount of $19.8 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. This is a level 3 measurement due to the unobservable inputs in the model. Key assumptions used in the cash flow forecast were: a mine life of approximately 3 years, a diamond price ranging from $110–$130 per carat and a 4% discount rate.

**DURING THE YEAR ENDED DECEMBER 31, 2018:**

As a result of an update to the production profile of the Gualcamayo mine and the estimated future ounces expected from the royalty, the Company estimated the recoverable amount of its royalty investment and recorded an impairment charge of $4.5 million ($3.2 million, net of tax). The recoverable amount of $2.5 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. This is a level 3 measurement due to the unobservable inputs in the model. Key assumptions used in the cash flow forecast were: a 3 year mine life, a gold price of $1,300 and a 4% discount rate.

## 7   HOD MADEN INTEREST

The Company has a 30% net profits interest in Artmin Madencilik Sanayi ve Ticaret A.S, incorporated in Turkey which owns and operates the Hod Maden project. This interest is accounted for using the equity method and its financial results are adjusted, where appropriate, to give effect to uniform accounting policies.

**The following table summarizes the changes in the carrying amount of the Company's Hod Maden interest:**

| In $000s | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| Beginning of Year | $ 127,224 | $ 177,452 |
| Company's share of net loss of associate | (414) | (178) |
| Capital investment | 3,000 | 1,979 |
| Currency translation adjustments | (13,225) | (52,029) |
| **End of Year** | **$ 116,585** | **$ 127,224** |

Summarized financial information for the Company's investment in associate, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

| In $000s | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| Revenue | $ – | $ – |
| Administration expenses | (1,183) | (1,140) |
| Other (expense) income | (197) | 546 |
| *Total net loss* | $ (1,380) | $ (594) |
| **Company's share of net loss of associate** | **$ (414)** | **$ (178)** |

| In $000s | As at December 31, 2019 | As at December 31, 2018 |
|---|---|---|
| Current Assets | $ 1,747 | $ 668 |
| Non-current Assets | 387,620 | 423,758 |
| *Total Assets* | $ 389,367 | $ 424,426 |
| Current Liabilities | 751 | $ 347 |
| Non-current Liabilities | – | – |
| *Total Liabilities* | $ 751 | $ 347 |
| Net Assets | 388,616 | 424,079 |
| **Company's share of net assets of associate** | **$ 116,585** | **$ 127,224** |

## 8   INVESTMENTS

As of and for the year ended December 31, 2019:

| In $000s | Fair Value Jan. 1, 2019 | | Additions | | Disposals | | Transfers | | Fair Value Adjustment | | Fair Value Dec. 31, 2019 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Short-term investments** | | | | | | | | | | | |
| ▶ Convertible debt instruments [2] | $ | 13,937 | $ | 725 | $ | (14,452) | $ | 8,541 | $ | 2,050 | $ | 10,801 |
| *Total short-term investments* | $ | 13,937 | $ | 725 | $ | (14,452) | $ | 8,541 | $ | 2,050 | $ | 10,801 |
| **Non-current investments** | | | | | | | | | | | |
| ▶ Common shares [1] | $ | 33,139 | $ | 24,834 | $ | (17,357) | $ | - | $ | 11,709 | $ | 52,325 |
| ▶ Warrants and other [2] | | 2,106 | | 4 | | (27) | | - | | 2,540 | | 4,623 |
| ▶ Convertible debt instruments [2] | | 10,998 | | 9,279 | | (710) | | (8,541) | | 4,866 | | 15,892 |
| *Total non-current investments* | $ | 46,243 | $ | 34,117 | $ | (18,094) | $ | (8,541) | $ | 19,115 | $ | 72,840 |
| **Total Investments** | $ | **60,180** | $ | **34,842** | $ | **(32,546)** | $ | **-** | $ | **21,165** | $ | **83,641** |

1   *Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.*

2   *Fair value adjustment recorded within Net Income (loss) for the period.*

On June 28, 2019 and in accordance with the terms of the Equinox convertible debenture, Sandstorm received $10.5 million of Equinox's common shares in consideration of an annual debenture payment.

In 2019, as part of the Company's on-going efforts to monetize its non-core assets, Sandstorm disposed of common shares of other mining companies with a fair value on disposition of $17.4 million.

As of and for the year ended December 31, 2018:

| In $000s | Fair Value Jan. 1, 2018 | | Additions | | Disposals | | Transfers | | Fair Value Adjustment | | Fair Value Dec. 31, 2018 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Short-term investments** | | | | | | | | | | | |
| ▶ Common shares [1] | $ | 3,252 | $ | - | $ | (3,252) | $ | - | $ | - | $ | - |
| ▶ Convertible debt instruments [2] | | 15,000 | | 4,000 | | (15,000) | | 8,976 | | 961 | | 13,937 |
| *Total short-term investments* | $ | 18,252 | $ | 4,000 | $ | (18,252) | $ | 8,976 | $ | 961 | $ | 13,937 |
| **Non-current investments** | | | | | | | | | | | |
| ▶ Common shares [1] | $ | 40,722 | $ | 10,271 | $ | (6,901) | $ | - | $ | (10,953) | $ | 33,139 |
| ▶ Warrants and other [2] | | 3,313 | | 1,030 | | (333) | | - | | (1,904) | | 2,106 |
| ▶ Convertible debt instruments [2] | | 16,595 | | 2,405 | | - | | (8,976) | | 974 | | 10,998 |
| *Total non-current investments* | $ | 60,630 | $ | 13,706 | $ | (7,234) | $ | (8,976) | $ | (11,883) | $ | 46,243 |
| **Total Investments** | $ | **78,882** | $ | **17,706** | $ | **(25,486)** | $ | **-** | $ | **(10,922)** | $ | **60,180** |

1   *Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.*

2   *Fair value adjustment recorded within Net Income (loss) for the period.*

On January 3, 2018, the Company completed its previously announced agreement to sell $18.3 million in debt and equity securities of Equinox Gold Corp. to Mr. Ross Beaty.

## 9 REVOLVING FACILITY AND DEFERRED FINANCING COSTS

In December 2019, the Company amended its revolving credit agreement, allowing the Company to borrow up to $225 million with an additional uncommitted accordion of up to $75 million, for a total facility of up to $300 million (the "Revolving Facility"). The Revolving Facility is for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the "Syndicate"). The Revolving Facility matures on December 20, 2023 and is extendable by mutual consent of Sandstorm and the Syndicate. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 1.875%–3.000% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.675% per annum, both of which are dependent on the Company's leverage ratio.

Under the credit agreement, the Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the credit facility agreement) of less than or equal to 4.00:1.00 for each fiscal quarter. The Company must also maintain an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter. The Company is further required to maintain a tangible net worth greater than the aggregate of $136.8 million and 50% of positive net income for each fiscal quarter beginning with the fiscal quarter ended September 30, 2017. The Revolving Facility is secured against the Company's assets, including the Company's mineral, royalty and other interests and investments.

As of December 31, 2019, the Company was in compliance with the covenants and the balance of the Revolving Facility was $45 million.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2019, deferred financing costs, net of accumulated amortization, was $2.3 million (December 31, 2018 — $2.5 million).

## 10 SHARE CAPITAL AND RESERVES

### A Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company's normal course issuer bid ("NCIB"), the Company is able until April 4, 2020, to purchase up to 13.0 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the year ended December 31, 2019, the Company, utilizing its previous and current NCIB, purchased and cancelled approximately 8.7 million common shares.

### B Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company's issued common shares as at the date of the grant.

During the year ended December 31, 2019, the Company issued 1,427,000 options with a weighted average exercise price of CAD8.89 and a fair value of $2.0 million or $1.38 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of CAD8.89, expected volatility of 30%, risk-free interest rate of 1.62% and an expected life of 3 years. Expected volatility was determined by considering the trailing 3 year historic average share price volatility of similar companies in the same industry and business model.

A summary of the Company's options and the changes for the year is as follows:

| | Number of options | Weighted average exercise price per share (CAD)[1] |
|---|---|---|
| **Options outstanding at December 31, 2017** | **7,726,317** | **3.79** |
| Granted | 3,130,000 | 5.92 |
| Exercised | (1,440,907) | (3.22) |
| Expired unexercised | (77,436) | (7.19) |
| Forfeited | (15,333) | (4.96) |
| **Options outstanding at December 31, 2018** | **9,322,641** | **4.58** |
| Granted | 1,427,000 | 8.89 |
| Exercised | (3,181,108) | (2.99) |
| **Options outstanding at December 31, 2019** | **7,568,533** | **6.06** |

1    For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.

The weighted-average share price, at the time of exercise, for those shares that were exercised during the year ended December 31, 2019 was CAD7.75 per share (2018 — CAD6.07). The weighted average remaining contractual life of the options as at December 31, 2019 was 3.38 years (2018 — 3.02 years).

A summary of the Company's options as of December 31, 2019 is as follows:

| Year of expiry | Number outstanding | Vested | Exercise price per share (range) (CAD)[1] | Weighted average exercise price per share (CAD)[1,2] |
|---|---|---|---|---|
| 2020 | 521,000 | 521,000 | 3.60–3.64 | 3.61 |
| 2021 | 1,238,000 | 1,238,000 | 4.96 | 4.96 |
| 2022 | 1,254,200 | 989,202 | 4.91–15.00 | 5.25 |
| 2023 | 3,128,333 | 1,041,670 | 5.92 | 5.92 |
| 2024 | 1,427,000 | - | 8.89 | - |
| | **7,568,533** | **3,789,872** | | **5.11** |

1    For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.

2    Weighted average exercise price of options that are exercisable.

C   Share Purchase Warrants

A summary of the Company's warrants and the changes for the year is as follows:

| | Number of warrants | Shares to be issued upon exercise of warrants |
|---|---|---|
| **Warrants outstanding at December 31, 2017** | **24,009,972** | **24,009,972** |
| Exercised | (1,021,624) | (1,021,624) |
| Expired unexercised | (22,948) | (22,948) |
| **Warrants outstanding at December 31, 2018** | **22,965,400** | **22,965,400** |
| Exercised | (1,506,051) | (1,506,051) |
| **Warrants outstanding at December 31, 2019** | **21,459,349** | **21,459,349** |

A summary of the Company's warrants as of December 31, 2019 is as follows:

| Number outstanding | Exercise price per share | Expiry date |
|---|---|---|
| 1,500,000 | $  4.50 | March 23, 2020 |
| 15,000,000 | 3.50 | October 27, 2020 |
| 4,959,349 | 4.00 | November 3, 2020 |
| **21,459,349** | | |

Subsequent to December 31, 2019, 1,500,000 of the Company's outstanding warrants were exercised at an exercise price of $4.50 per share.

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights ("RSRs") to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

During the year ended December 31, 2019, the Company granted 579,700 RSRs with a fair value of $3.9 million, a three year vesting term, and a weighted average grant date fair value of $6.73 per unit. As at December 31, 2019, the Company had 2,617,732 RSRs outstanding.

**E**    Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

| In $000s<br>(excluding per share amounts) | | Year Ended<br>December 31, 2019 | | Year Ended<br>December 31, 2018 |
|---|---|---|---|---|
| Net income for the year | $ | 16,397 | $ | 5,872 |
| | | | | |
| Basic weighted average number of shares | | 177,619,824 | | 183,381,187 |
| Basic earnings per share | $ | 0.09 | $ | 0.03 |
| | | | | |
| Effect of dilutive securities | | | | |
| ▸ Stock options | | 2,397,114 | | 2,146,601 |
| ▸ Warrants | | 8,154,232 | | 3,821,430 |
| ▸ Restricted share rights | | 2,048,843 | | 1,636,568 |
| *Diluted weighted average number of common shares* | | 190,220,013 | | 190,985,786 |
| *Diluted earnings per share* | $ | 0.09 | $ | 0.03 |

The following table lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.72 during the year ended December 31, 2019 (2018 — CAD5.73), or because a performance obligation had not been met as at December 31, 2019.

| | Year Ended<br>December 31, 2019 | Year Ended<br>December 31, 2018 |
|---|---|---|
| Stock options | 131,266 | 1,010,489 |
| Warrants | – | 3,000,000 |
| Restricted share rights | 52,411 | – |

## 11  INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

| In $000s | | Year Ended December 31, 2019 | | Year Ended December 31, 2018 |
|---|---|---:|---|---:|
| Income before income taxes | $ | 23,008 | $ | 8,704 |
| Canadian federal and provincial income tax rates | | 27% | | 27% |
| *Income tax expense based on the above rates* | $ | 6,212 | $ | 2,350 |
| **Increase (decrease) due to:** | | | | |
| ▸ Non-deductible expenses and permanent differences | $ | 1,409 | $ | 1,053 |
| ▸ Non-taxable portion of capital gain | | (1,209) | | (4) |
| ▸ Change in future substantively enacted tax rate | | – | | (401) |
| ▸ Other | | 199 | | (166) |
| **Income tax expense** | $ | **6,611** | $ | **2,832** |

The deferred tax assets and liabilities are shown below:

| In $000s | | As at December 31, 2019 | | As at December 31, 2018 |
|---|---|---:|---|---:|
| **Deferred Income Tax Assets** | | | | |
| Non-capital losses | $ | 27,606 | $ | 29,391 |
| Share issue costs and other | | 1,215 | | 1,882 |
| Mineral, royalty and other interests | | (24,518) | | (22,235) |
| *Total deferred income tax assets* | $ | 4,303 | $ | 9,038 |
| **Deferred Income Tax Liabilities** | | | | |
| Mineral, royalty and other interests | $ | (196) | $ | (510) |
| *Total deferred income tax liabilities* | $ | (196) | $ | (510) |
| **Total deferred income tax asset, net** | $ | **4,107** | $ | **8,528** |

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2019 of $102.2 million (2018 — $108.9 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

The movement in net deferred income taxes is shown below:

| In $000s | Year Ended December 31, 2019 | | Year Ended December 31, 2018 | |
|---|---|---|---|---|
| **Balance, beginning of the year** | $ | 8,528 | $ | 10,774 |
| Recognized in net income (loss) for the year | | (4,371) | | (1,542) |
| Recognized in other comprehensive income (loss) for the year | | (50) | | (704) |
| **Balance, end of year** | $ | 4,107 | $ | 8,528 |

The Company has deductible unused tax losses, for which a deferred tax asset has been recognized, expiring as follows:

| In $000s | Location | Amount | | Expiration |
|---|---|---|---|---|
| Non–capital loss carry–forwards | Canada | $ | 102,246 | 2030–2036 |

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2019 are $14.3 million (2018 — $34.2 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

## 12   ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

| In $000s | Year Ended December 31, 2019 | | Year Ended December 31, 2018 | |
|---|---|---|---|---|
| Corporate administration | $ | 2,309 | $ | 1,925 |
| Employee benefits and salaries | | 2,262 | | 1,939 |
| Professional fees | | 785 | | 817 |
| *Administration expenses before share based compensation* | $ | 5,356 | $ | 4,681 |
| Equity settled share based compensation (a non-cash expense) | | 2,918 | | 2,216 |
| **Total administration expenses** | $ | 8,274 | $ | 6,897 |

## 13 SUPPLEMENTAL CASH FLOW INFORMATION

| In $000s | | Year Ended<br>December 31, 2019 | | Year Ended<br>December 31, 2018 |
|---|---|---:|---|---:|
| **Change in non-cash working capital:** | | | | |
| ▶ Trade receivables and other | $ | (2,585) | $ | (506) |
| ▶ Trade and other payables | | (780) | | (987) |
| **Net decrease in cash** | $ | (3,365) | $ | (1,493) |
| **Significant non-cash transactions:** | | | | |
| ▶ Common shares received in consideration of a convertible debenture payment | $ | 10,912 | $ | - |
| ▶ Financial instruments received in disposal of mineral, royalty and other interests | $ | 62 | $ | 4,275 |

## 14 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

| In $000s | | Year Ended<br>December 31, 2019 | | Year Ended<br>December 31, 2018 |
|---|---|---:|---|---:|
| Employee salaries and benefits | $ | 2,541 | $ | 1,818 |
| Share based payments | | 3,761 | | 2,695 |
| **Total key management compensation expense** | $ | **6,302** | $ | **4,513** |

## 15 COMMITMENTS AND CONTINGENCIES

In connection with its commodity streams, the Company has committed to purchase the following:

| Stream | % of Life of Mine Gold<br>or Relevant Commodity [4, 5, 6, 7, 8] | Per Ounce Cash Payment:<br>lesser of amount below and the then<br>prevailing market price of commodity<br>(unless otherwise noted) [1, 2, 3] |
|---|:---:|:---:|
| **Black Fox** | 8% | $551 |
| **Chapada** | 4.2% | 30% of copper spot price |
| **Entrée** | 5.62% on Hugo North Extension and 4.26% on Heruga | $220 |
| **Karma** | 26,875 ounces over 5 years and 1.625% thereafter | 20% of gold spot price |
| **Ming** | 25% of the first 175,000 ounces of gold produced, and 12% thereafter | $nil |
| **Relief Canyon** | 32,022 ounces over 5.5 years and 4% thereafter | Varies |
| **Santa Elena** | 20% | $455 |
| **Yamana silver stream** | 20% | 30% of silver spot price |

1   *Subject to an annual inflationary adjustment except for Ming.*

2.  *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3.  *For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4.  *For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.*

5.  *For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.*

6.  *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

7.  *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.*

8.  *Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.*

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc (an entity in which Sandstorm entered into a Stream with). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Other contractual obligations of the Company are as follows:

| In $000s | 2020 | 2021–2022 | 2023–2024 | After 2024 | Total |
|---|---|---|---|---|---|
| Bank debt[1] | $    - | $    - | $ 45,000 | $    - | $ 45,000 |
| Interest[2] | 1,744 | 3,488 | 1,744 | - | 6,976 |
| Lease payments[3] | 507 | 1,050 | 1,259 | 1,062 | 3,878 |
| **Total contractual obligations** | **$ 2,251** | **$ 4,538** | **$ 48,003** | **$ 1,062** | **$ 55,854** |

1   *As at December 31, 2019 Company had $45 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the four-year term of the facility, assuming no extension periods.*

2   *As the applicable interest rate is floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2019 does not change until the debt maturity date.*

3   *Undiscounted lease payments related to lease liabilities included in Lease liabilities and other on the Company's Statement of Financial Position.*

## 16   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

**For the year ended December 31, 2019:**

| In $000s | Product | Sales | Royalty revenue | Cost of sales, excluding depletion | Depletion | Mineral, royalty and other interests impairment | Other | Income (loss) before taxes | Cash flow from operating activities |
|---|---|---|---|---|---|---|---|---|---|
| **Aurizona** *Brazil* | Gold | $ - | $ 3,357 | $ - | $ 675 | $ - | $ - | $ 2,682 | $ 1,757 |
| **Bachelor Lake** *Canada* | Gold | 8,532 | - | 3,000 | 469 | - | - | 5,063 | 5,555 |
| **Black Fox** *Canada* | Gold | 3,858 | - | 1,540 | 1,321 | - | - | 997 | 2,318 |
| **Bracemac-McLeod**[1] *Canada* | Various | - | 3,256 | - | 1,578 | - | - | 1,678 | 3,130 |
| **Chapada** *Brazil* | Copper | 11,008 | - | 3,311 | 3,366 | - | - | 4,331 | 7,697 |
| **Diavik** *Canada* | Diamonds | - | 5,674 | - | 7,256 | 2,448 | - | (4,030) | 5,924 |
| **Houndé** *Burkina Faso* | Gold | - | 6,425 | - | 4,037 | - | - | 2,388 | 5,037 |
| **Karma** *Burkina Faso* | Gold | 8,156 | - | 1,634 | 3,775 | - | - | 2,747 | 6,647 |
| **Ming** *Canada* | Gold | 3,760 | - | - | 1,889 | - | - | 1,871 | 3,760 |
| **Santa Elena** *Mexico* | Gold | 13,066 | - | 4,252 | 560 | - | - | 8,254 | 8,832 |
| **Yamana silver stream** *Argentina* | Silver | 15,222 | - | 4,549 | 9,692 | - | - | 981 | 10,672 |
| Other Royalties[2] | Various | - | 7,120 | - | 3,227 | 212 | (340) | 4,021 | 4,684 |
| *Total Segments* | | $ 63,602 | $ 25,832 | $ 18,286 | $ 37,845 | $ 2,660 | $ (340) | $ 30,983 | $ 66,013 |
| **Corporate:** | | | | | | | | | |
| ▶ Administration & Project evaluation expenses | | - | - | - | - | - | - | (14,184) | (8,557) |
| ▶ Foreign exchange loss | | - | - | - | - | - | - | (86) | - |
| ▶ Gain on revaluation of investments | | - | - | - | - | - | - | 9,456 | - |
| ▶ Finance expense, net | | - | - | - | - | - | - | (2,747) | 373 |
| ▶ Other | | - | - | - | - | - | 414 | (414) | (490) |
| *Total Corporate* | | $ - | $ - | $ - | $ - | $ - | $ 414 | $ (7,975) | $ (8,674) |
| **Consolidated** | | **$ 63,602** | **$ 25,832** | **$ 18,286** | **$ 37,845** | **$ 2,660** | **$ 74** | **$ 23,008** | **$ 57,339** |

1    *Royalty revenue from Bracemac-McLeod consists of $1.2 million from copper and $2.1 million from zinc.*

2    *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $2.2 million, the United States of $1.1 million, Argentina of $1.1 million, Honduras of $1.0 million and other of $1.7 million. Includes royalty revenue from gold of $6.3 million and other base metals of $0.8 million.*

**For the year ended December 31, 2018:**

| In $000s | Product | Sales | Royalty revenue | Cost of sales, excluding depletion | Depletion | Mineral, royalty and other interests impairments | Other | Income (loss) before taxes | Cash flow from operating activities |
|---|---|---|---|---|---|---|---|---|---|
| **Bachelor Lake** *Canada* | **Gold** | $ 6,923 | $ 280 | $ 2,667 | $ 402 | $ – | $ – | $ 4,134 | $ 4,756 |
| **Black Fox** *Canada* | **Gold** | 5,674 | – | 2,396 | 1,443 | – | – | 1,835 | 3,484 |
| **Bracemac-McLeod**[1] *Canada* | **Various** | – | 3,237 | – | 1,327 | – | – | 1,910 | 3,370 |
| **Chapada** *Brazil* | **Copper** | 11,608 | – | 3,469 | 4,100 | – | – | 4,039 | 8,139 |
| **Diavik** *Canada* | **Diamonds** | – | 7,197 | – | 5,697 | – | – | 1,500 | 7,047 |
| **Houndé** *Burkina Faso* | **Gold** | – | 6,744 | – | 4,478 | – | – | 2,266 | 5,393 |
| **Karma** *Burkina Faso* | **Gold** | 8,041 | – | 1,610 | 3,941 | – | – | 2,490 | 6,539 |
| **Ming** *Canada* | **Gold** | 940 | – | – | 396 | – | – | 544 | 940 |
| **Santa Elena** *Mexico* | **Gold** | 13,097 | – | 4,652 | 750 | – | – | 7,695 | 8,908 |
| **Yamana silver stream** *Argentina* | **Silver** | 3,808 | – | 1,166 | 2,392 | – | – | 250 | 2,645 |
| Other Royalties [2] | **Various** | – | 5,060 | – | 3,941 | 4,475 | (759) | (2,597) | 4,734 |
| Other | **Gold** | 541 | – | 43 | 161 | – | 538 | (201) | 506 |
| *Total Segments* | | $ 50,632 | $ 22,518 | $ 16,003 | $ 29,028 | $ 4,475 | $ (221) | $ 23,865 | $ 56,461 |
| **Corporate:** | | | | | | | | | |
| ▶ Administration & Project evaluation expenses | | – | – | – | – | – | – | (11,253) | (7,378) |
| ▶ Foreign exchange loss | | – | – | – | – | – | – | (2,630) | – |
| ▶ Gain on revaluation of investments | | – | – | – | – | – | – | 30 | – |
| ▶ Finance expense, net | | – | – | – | – | – | – | (1,585) | (37) |
| ▶ Other | | – | – | – | – | – | (277) | 277 | (1,472) |
| *Total Corporate* | | $ – | $ – | $ – | $ – | $ – | $ (277) | $ (15,161) | $ (8,887) |
| **Consolidated** | | $ 50,632 | $ 22,518 | $ 16,003 | $ 29,028 | $ 4,475 | $ (498) | $ 8,704 | $ 47,574 |

1   *Royalty revenue from Bracemac-McLeod consists of $1.0 million from copper and $2.2 million from zinc.*

2   *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek and others. Includes royalty revenue from royalty interests located in Canada of $0.8 million, in the United States of $0.6 million, Argentina of $1.3 million, Honduras of $1.2 million and other of $1.2 million. Includes royalty revenue from gold of $4.3 million and other base metals of $0.8 million.*

Total assets as of:

| In $000s | December 31, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Aurizona | $ | 11,706 | $ | 10,723 |
| Bachelor Lake | | – | | 525 |
| Black Fox | | 8,405 | | 9,708 |
| Bracemac-McLeod | | 3,915 | | 5,366 |
| Chapada | | 55,586 | | 58,926 |
| Diavik | | 21,238 | | 31,192 |
| Fruta del Norte | | 33,300 | | – |
| Hod Maden [1] | | 122,403 | | 133,042 |
| Houndé | | 37,596 | | 41,549 |
| Hugo North Extension and Heruga | | 35,351 | | 35,351 |
| Karma | | 13,041 | | 16,983 |
| Ming | | 9,015 | | 10,904 |
| Relief Canyon | | 26,416 | | – |
| Santa Elena | | 1,744 | | 2,356 |
| Yamana silver stream | | 58,488 | | 68,164 |
| Other Royalties [2] | | 80,281 | | 82,092 |
| *Total Segments* | $ | 518,485 | $ | 506,881 |
| **Corporate:** | | | | |
| ▶ Cash and cash equivalents | | 6,971 | | 5,892 |
| ▶ Investments | | 83,641 | | 60,180 |
| ▶ Deferred income tax assets | | 4,303 | | 9,038 |
| ▶ Other assets | | 9,775 | | 6,896 |
| *Total Corporate* | $ | 104,690 | $ | 82,006 |
| **Consolidated** | $ | **623,175** | $ | **588,887** |

1    *Includes royalty interest of $5.8 million and investment in associate of $116.6 million at December 31, 2019. Includes royalty interest of $5.8 million and investment in associate of $127.2 million at December 31, 2018.*

2    *Where a mineral interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, and others.*

Non-current assets by geographical region as of:

| In $000s | December 31, 2019[1] | | December 31, 2018[1] | |
|---|---|---|---|---|
| **North America** | | | | |
| Canada | $ | 68,083 | $ | 77,484 |
| USA | | 41,994 | | 15,574 |
| Mexico | | 1,835 | | 2,387 |
| **South & Central America** | | | | |
| Argentina | $ | 72,739 | $ | 83,463 |
| Brazil | | 69,057 | | 73,014 |
| Ecudaor | | 33,226 | | – |
| French Guiana | | 5,160 | | 5,154 |
| Chile | | 2,460 | | 2,460 |
| **Africa** | | | | |
| Burkina Faso | $ | 49,688 | $ | 57,015 |
| South Africa | | 3,744 | | 4,022 |
| **Other** | | | | |
| Turkey | $ | 126,644 | $ | 137,520 |
| Mongolia | | 35,992 | | 36,589 |
| Australia | | 3,661 | | 2,535 |
| Other | | 3,605 | | 4,213 |
| **Consolidated** | **$** | **517,888** | **$** | **501,430** |

1    *Includes Mineral, royalty and other interests (note 6), Investment in associate (note 7) and Other long-term assets.*